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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                             J.D. EDWARDS & COMPANY
                           (Name of Subject Company)

                             J.D. EDWARDS & COMPANY
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                             ---------------------

                                   281667105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              Robert M. Dutkowsky
                     President and Chief Executive Officer
                             J.D. Edwards & Company
                               One Technology Way
                             Denver, CO 80237-3000
                                 (303) 334-4000

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                                   COPIES TO:

                             ---------------------

                               Herbert P. Fockler
                               Steve L. Camahort
                                 Jose F. Macias
                                  Jon C. Avina

                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is J.D. Edwards & Company, a Delaware corporation ("J.D. Edwards" or the "Company"). The address of the principal executive office of the Company is One Technology Way, Denver, Colorado 80237, and its telephone number is (303) 334-4000.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.001 par value, of the Company (including the associated stock purchase rights pursuant to J.D. Edwards' rights agreement) (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of Common Stock. As of May 28, 2002, there were 122,426,664 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person of this Statement is the subject company, J.D. Edwards. The business address and telephone number of J.D. Edwards are as set forth in
Item 1 above.

     This Statement relates to the offer by PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), through its wholly owned subsidiary, Jersey Acquisition Corporation, a Delaware Corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 19, 2003, to exchange each outstanding Share for (i) cash, (ii) a fraction of a share of PeopleSoft common stock, par value $0.01 per share ("PeopleSoft Common Stock") or (iii) a combination of cash and PeopleSoft Common Stock, in each case having a value, on a per share basis of $7.05 plus 0.43 of a share of PeopleSoft Common Stock, allocated by prorating the cash and shares of PeopleSoft Common Stock available in the offer among the elections made by J.D. Edwards stockholders, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by PeopleSoft with the Securities and Exchange Commission (the "SEC") on June 19, 2003 (the "Prospectus") and in the related Letter of Transmittal. Holders of Shares may elect to receive the offer consideration all in cash or PeopleSoft Common Stock for their J.D. Edwards Common Stock. Holders of Shares who tender but do not make an election will receive an allocation of the remaining cash and PeopleSoft Common Stock, or a combination of cash and stock, after allocating the cash and PeopleSoft Common Stock among the elections made in the offer. The election and proration procedures are described below and in the Prospectus. Holders of Shares who do not tender in the offer will receive $7.05 plus 0.43 of a share of PeopleSoft Common Stock for each Share in the merger following completion of the offer. The value of the stock consideration to be paid to tendering holders of Shares will be determined by the average closing price of a share of PeopleSoft Common Stock for the five trading days ending immediately before the second trading day prior to the expiration date. Two trading days prior to expiration of the offer, PeopleSoft will issue a press release announcing the value of the cash and stock consideration.

     The offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of June 16, 2003 (the "Merger Agreement"). The Merger Agreement provides that, following the acquisition of the shares of J.D. Edwards pursuant to the offer the Purchaser will merge with and into J.D. Edwards with J.D. Edwards continuing in existence as the surviving corporation. After the first merger, J.D. Edwards will merge with and into PeopleSoft or a wholly owned subsidiary of PeopleSoft in a second merger. It is possible, however, that the acquisition of J.D. Edwards will be effected using an alternative structure as described in the section entitled "The Merger Agreement -- The Alternative Double Merger" in the Prospectus, which is incorporated herein by reference.

     Under the terms of the Merger Agreement, at the effective time of the merger, each issued and outstanding Share that was not tendered into the offer and accepted by PeopleSoft in the offer (other than those shares held by J.D. Edwards or any of its subsidiaries, PeopleSoft or the Purchaser or any of PeopleSoft's wholly owned subsidiaries and dissenting shares) will be converted into the right to receive $7.05, net, in cash, and 0.43 shares of PeopleSoft Common Stock, without interest. All Shares owned by

J.D. Edwards or any of its subsidiaries, PeopleSoft or the Purchaser or any of PeopleSoft's other wholly owned subsidiaries will be automatically canceled and retired and will cease to exist.

MAKING THE ELECTION AND THE PRORATION RULES

     Making the Election. PeopleSoft has included a Letter of Transmittal with the Prospectus. The Letter of Transmittal is used to make the election to receive PeopleSoft Common Stock, cash, or, in the case of proration, a combination of PeopleSoft Common Stock and cash in exchange for Shares tendered pursuant to the offer. See the section of the Prospectus entitled "The
Offer -- Making the Election," which is incorporated herein by reference, for more information.

     The Proration Rules. The proration rules that will govern the allocation of the cash and stock consideration in the offer and the subsequent merger will be applied as set forth in the following examples. The proration calculations are complex, PeopleSoft has provided a set of examples based on certain assumptions to help you understand how the proration will work. The actual proration will depend upon the mix of elections and the average closing price of the PeopleSoft Common Stock.

  KEY ASSUMPTIONS:

     - TOTAL NUMBER OF SHARES OUTSTANDING, AS OF THE MERGER
       AGREEMENT = 122,426,664

     - MAXIMUM NUMBER OF PEOPLESOFT COMMON STOCK ISSUABLE (FOR 100% OF SHARES) = 0.43 X 122,426,664 = 52,643,466

     - TOTAL AMOUNT OF CASH ISSUABLE (FOR 100% OF
       SHARES) = 122,426,664 X $7.05 = $863,107,981

     - AVERAGE CLOSING PRICE OF PEOPLESOFT COMMON STOCK = $17.00

     - RESULTING CASH OFFER PRICE = $7.05 + 0.43 X $17.00 = $14.36

     - RESULTING STOCK OFFER PRICE = $14.36 / $17.00 = APPROXIMATELY 0.8447X

     The average closing price is equal to the average closing price of PeopleSoft Common Stock as reported on the Nasdaq National Market for the five consecutive trading days immediately prior to (and excluding) the second trading day before the expiration of the offer. The cash offer price is equal to $7.05 + 0.43 X average closing price. The stock offer price is equal to the cash offer price divided by the average closing price.

     Assume in the following examples that 95% of the Shares are tendered. The consideration for distribution in the offer will be set forth below.

     - The total number of Shares tendered is 122,426,664 X 95% = 116,305,331.

     - The total amount of shares of PeopleSoft Common Stock that can be issued to accepted Shares = 122,426,664 X 0.43 X 95% is 50,011,292 shares.

     - The total amount of cash issuable to accepted
       Shares is 122,426,664 X $7.05 X 95% = $819,952,582.

CASE 1: 60% OF THOSE THAT TENDER ELECTED CASH AND 40% OF THOSE THAT TENDER ELECTED STOCK.*

  Resulting Consideration Paid

     - Those J.D. Edwards shareholders electing stock receive full consideration in PeopleSoft Common Stock.

          -- The maximum number of Shares that could be paid in stock in the offer is 0.43 X 116,305,331 / 0.8447 = 59,205,981.

          -- The number of Shares electing stock is 116,305,331 X 40% = 46,522,132.

             - This number is less than the maximum number of Shares that could be paid in stock (46,522,132 < 59,205,981).

* Note: All calculations are rounded to the nearest whole number. Figures may not add exactly due to rounding.

             - As a result, every stock-electing Share receives its full consideration in PeopleSoft Common Stock. Every stock-electing Share will receive, 0.8447 of a share of PeopleSoft Common Stock, which represents a value of $14.36 (0.8447 X $17.00 = $14.36).

     - Those Shares electing cash will receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

        -- The maximum number of Shares that could be paid in cash in the offer is $7.05 X 116,305,331 / $14.36 = 57,099,762.

        -- The number of Shares electing cash is 116,305,331 X 60% = 69,783,198.

           - The number of Shares electing cash (69,783,198) exceeds the maximum number of Shares that could be paid in cash (57,099,762).

           - Therefore, only 81.8% (57,099,762 / 69,783,198 = 81.8%) of the requested amount can be delivered as cash consideration to those J.D. Edwards stockholders electing cash.

        -- Each cash-electing share will receive 81.8% of the cash offer price of $14.36, or $11.75.

        -- The remaining consideration must be delivered in PeopleSoft Common
           Stock equal to 0.8447 X (1-0.818) = 0.1535 of a share of PeopleSoft Common Stock.

        -- Each cash electing share will receive 0.1535 of a share of PeopleSoft
           Common Stock in addition to the $11.75 in cash to deliver the full $14.36 of consideration.

CASE 2: 40% OF THOSE THAT TENDER ELECTED CASH AND 60% OF THOSE THAT TENDER ELECTED STOCK.*

  Resulting Consideration Paid

     - Those Shares electing stock receive partial consideration in PeopleSoft Common Stock and partial consideration in cash.

          -- The number of Shares electing stock is 116,305,331 X 60%, or 69,783,198.

             - This number is greater than the maximum number of Shares that could be paid stock (69,783,198 > 59,205,981).

             - Every stock-electing Share will therefore receive a portion of the full $14.36 consideration in cash.

             - Every stock-electing Share will therefore receive 0.7167 of a share of PeopleSoft Common Stock (59,205,981 / 69,783,198 X stock offer price of 0.8447 = 0.7167) which represents a value of $12.18 (0.7167 X $17.00 = $12.18).

             - The remaining consideration equal to the cash offer price of
               $14.36 X (1 - 0.848) = $2.18 must therefore be delivered in cash in order to meet the required $14.36 value per Share.

     - Those Shares electing cash receive full consideration in cash.

          -- The number of tendering Shares electing cash is 116,305,331 X 40%, or 46,522,132.

             - This number is less than the maximum number of Shares that could be paid in cash (46,522,132 < 57,099,762).

             - Therefore, each cash-electing Share will receive the full $14.36 of consideration in cash.

CASE 3: 60% OF THOSE THAT TENDER ELECTED CASH, 20% OF THOSE THAT TENDER ELECTED STOCK, AND 20% OF THOSE THAT TENDER MADE NO ELECTION.*

  Resulting Consideration Paid

     - Those Shares electing stock receive full consideration in PeopleSoft stock.

        -- The number of Shares tendering and electing stock is 116,305,331 X 20%, or 23,261,066.

        -- This number is less than the maximum number of Shares that can be paid in stock (23,261,066 < 59,205,98 ), so all those stock-electing Shares receive full consideration in PeopleSoft Common Stock.

        -- For each Share tendered, 0.8447 of a share of PeopleSoft Common Stock will be issued (0.8447 X $17.00) to deliver the full $14.36 of consideration.

     - Those Shares electing cash receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

        -- The number of Shares electing cash is 116,305,331 X 60%, or 69,783,198.

        -- This number exceeds the maximum number of Shares that could be paid in cash (69,783,198 > 57,099,762).

        -- Therefore, only 81.8% (57,099,762/69,783,198) of the requested amount can be delivered as consideration to those J.D. Edwards stockholders electing cash.

        -- Each cash-electing Share will receive 81.8% of the cash offer price of $14.36, or $11.75.

        -- The remaining consideration must be delivered in PeopleSoft Common
           Stock equal to 0.8447 X (1 - 0.818) = 0.1535 of a PeopleSoft Common Stock.

        -- Each cash-electing Share will therefore receive 0.1535 of a share of PeopleSoft Common Stock (worth $2.61) in addition to the $11.75 in cash to deliver the full $14.36 of consideration.

     - Tendered but non-electing Shares receive full consideration in PeopleSoft Common Stock.

        -- Under this scenario, 23,261,066 Shares have not elected a consideration preference (116,305,331 X 20%).

        -- Those non-electing Shares will each receive 0.8447 of a share of PeopleSoft Common Stock.

CASE 4: 40% OF THOSE THAT TENDER ELECTED CASH, 40% OF THOSE THAT TENDER ELECTED STOCK, AND 20% OF THOSE THAT TENDER MADE NO ELECTION.*

  Resulting Consideration Paid

     - Those Shares electing stock receive full consideration in PeopleSoft Common Stock.

        -- The number of Shares tendering and electing stock is 116,305,331 X 40% = 46,522,132.

        -- This number is less than the maximum number of Shares that can be paid in stock (46,522,132 < 59,205,981), so all those stock-electing Shares receive full consideration in PeopleSoft Common Stock.

        -- For each Share tendered, 0.8447 of a new PeopleSoft share will be issued (0.8447 X $17.00) to deliver the full $14.36 of consideration.

        -- The number of PeopleSoft Common Stock to be issued for these Shares is 39,297,245.

     - Those Shares electing cash receive full consideration in cash.

        -- The number of Shares electing cash is 116,305,331 X 40%, or 46,522,132.

        -- This number is less than the maximum number of Shares that could be paid in cash (46,522,132 < 57,099,762).

        -- Therefore each cash-electing Share will receive the full consideration of $14.36 in cash.

        -- The amount of cash paid for these Shares is $668,057,815.

     - Tendered but non-electing Shares receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

          -- The number of Shares who tendered but did not make an election is 116,305,331 X 20% = 23,261,066.

          -- Under this scenario, $151,894,762 in cash remains for issuance
             ($819,952,582 - $668,057,815).

          -- Under this scenario, 10,714,047 shares of PeopleSoft Common Stock remain for issuance (50,011,292 - 39,297,245).

          -- $151,894,761 and 10,714,047 shares of PeopleSoft Common Stock will be allocated among the 23,261,066 Shares which have been tendered but no election was made, as follows:

             -- $151,894,767 / 23,261,066 = $6.53; and

             -- 10,714,047 / 23,261,066 = 0.4606 of a share of PeopleSoft Common
                Stock.

          -- Therefore, each Share that has been tendered but for which no election was made will be exchanged for $6.53 plus 0.4606 of a share of PeopleSoft Common Stock (with a value of 0.4606 X
             $17 = $7.83) for a total consideration with a value of $14.36.

     As discussed above, the average closing price for purposes of allocating the offer consideration will be determined by the average closing price of PeopleSoft Common Stock as reported on the Nasdaq National Market for the five consecutive trading day period ending immediately prior to (and excluding) the second trading day before the expiration of the offer.

     The following table illustrates the allocation of the offer consideration for the different values of PeopleSoft Common Stock based on the four examples above for the different percentages of cash-electing shares, stock-electing shares and non-electing shares.

                            60% CASH/40% STOCK-ELECTING SHARES     40% CASH/60% STOCK-ELECTING SHARES
                           ------------------------------------   ------------------------------------
                           EACH CASH-ELECTING     EACH STOCK-     EACH CASH-ELECTING     EACH STOCK-
AVERAGE    CASH    STOCK          SH.            ELECTING SH.            SH.            ELECTING SH.
CLOSING   OFFER    OFFER   ------------------   ---------------   ------------------   ---------------
 PRICE    PRICE    PRICE     CASH      STOCK     CASH    STOCK      CASH      STOCK     CASH    STOCK
-------   ------   -----   --------   -------   ------   ------   --------   -------   ------   ------
$10.00    $11.35   1.135x   $11.35     0.000x   $0.60    1.075x    $11.35     0.000x   $4.18    0.717x
$11.00    $11.78   1.071x   $11.75     0.003x   $0.00    1.071x    $11.78     0.000x   $3.90    0.717x
$12.00    $12.21   1.018x   $11.75     0.038x   $0.00    1.018x    $12.21     0.000x   $3.61    0.717x
$13.00    $12.64   0.972x   $11.75     0.068x   $0.00    0.972x    $12.64     0.000x   $3.32    0.717x
$14.00    $13.07   0.934x   $11.75     0.094x   $0.00    0.934x    $13.07     0.000x   $3.04    0.717x
$15.00    $13.50   0.900x   $11.75     0.117x   $0.00    0.900x    $13.50     0.000x   $2.75    0.717x
$16.00    $13.93   0.871x   $11.75     0.136x   $0.00    0.871x    $13.93     0.000x   $2.46    0.717x
$17.00    $14.36   0.845x   $11.75     0.154x   $0.00    0.845x    $14.36     0.000x   $2.18    0.717x
$18.00    $14.79   0.822x   $11.75     0.169x   $0.00    0.822x    $14.79     0.000x   $1.89    0.717x
$19.00    $15.22   0.801x   $11.75     0.183x   $0.00    0.801x    $15.22     0.000x   $1.60    0.717x
$20.00    $15.65   0.783x   $11.75     0.195x   $0.00    0.783x    $15.65     0.000x   $1.32    0.717x
$21.00    $16.08   0.766x   $11.75     0.206x   $0.00    0.766x    $16.08     0.000x   $1.03    0.717x
$22.00    $16.51   0.750x   $11.75     0.216x   $0.00    0.750x    $16.51     0.000x   $0.74    0.717x
$23.00    $16.94   0.737x   $11.75     0.226x   $0.00    0.737x    $16.94     0.000x   $0.46    0.717x
$24.00    $17.37   0.724x   $11.75     0.234x   $0.00    0.724x    $17.37     0.000x   $0.17    0.717x
$25.00    $17.80   0.712x   $11.75     0.242x   $0.00    0.712x    $17.63     0.007x   $0.00    0.712x

                                        60% CASH/20% STOCK/20% NON-ELECTING SHARES
                           --------------------------------------------------------------------
                                                    EACH STOCK-ELECTING
AVERAGE    CASH    STOCK   EACH CASH-ELECTING SH.           SH.           EACH NON-ELECTING SH.
CLOSING   OFFER    OFFER   ----------------------   -------------------   ---------------------
 PRICE    PRICE    PRICE      CASH        STOCK       CASH      STOCK       CASH        STOCK
-------   ------   -----   ----------   ---------   --------   --------   ---------   ---------
$10.00    $11.35   1.135x    $11.35       0.000x     $0.60      1.075x      $0.60       1.075x
$11.00    $11.78   1.071x    $11.75       0.003x     $0.00      1.071x      $0.00       1.071x
$12.00    $12.21   1.018x    $11.75       0.038x     $0.00      1.018x      $0.00       1.018x
$13.00    $12.64   0.972x    $11.75       0.068x     $0.00      0.972x      $0.00       0.972x
$14.00    $13.07   0.934x    $11.75       0.094x     $0.00      0.934x      $0.00       0.934x
$15.00    $13.50   0.900x    $11.75       0.117x     $0.00      0.900x      $0.00       0.900x
$16.00    $13.93   0.871x    $11.75       0.136x     $0.00      0.871x      $0.00       0.871x
$17.00    $14.36   0.845x    $11.75       0.154x     $0.00      0.845x      $0.00       0.845x
$18.00    $14.79   0.822x    $11.75       0.169x     $0.00      0.822x      $0.00       0.822x
$19.00    $15.22   0.801x    $11.75       0.183x     $0.00      0.801x      $0.00       0.801x
$20.00    $15.65   0.783x    $11.75       0.195x     $0.00      0.783x      $0.00       0.783x
$21.00    $16.08   0.766x    $11.75       0.206x     $0.00      0.766x      $0.00       0.766x
$22.00    $16.51   0.750x    $11.75       0.216x     $0.00      0.750x      $0.00       0.750x
$23.00    $16.94   0.737x    $11.75       0.226x     $0.00      0.737x      $0.00       0.737x
$24.00    $17.37   0.724x    $11.75       0.234x     $0.00      0.724x      $0.00       0.724x
$25.00    $17.80   0.712x    $11.75       0.242x     $0.00      0.712x      $0.00       0.712x

     The Schedule TO states that the principal executive offices of PeopleSoft and the Purchaser are located at 4460 Hacienda Drive, Pleasanton, California, 94588.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is attached as Annex A and Exhibit (a)(4) hereto (the "Information Statement") and are incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) PeopleSoft or the Purchaser, their respective officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board of Directors of the Company (the "Board of Directors" or "Board") set forth in Item 4 below, the Company's stockholders should be aware that certain executive officers of the Company and certain members of the Board of Directors have interests in the merger, which are described herein and in Annex A hereto, that differ from those of other stockholders of J.D. Edwards, as described below. The Board of Directors was aware of these matters and considered them in approving the original merger agreement and the merger and, subsequently, the offer and the Merger Agreement, and recommending that the J.D. Edwards stockholders accept the offer, tender their Shares and approve the merger and the Merger Agreement.

     In connection with the original merger agreement, each of the directors and executive officers of J.D. Edwards entered into a voting agreement with PeopleSoft and the Purchaser in which he or she has agreed, among other things, to vote all Shares beneficially owned by him or her in favor of, among other things, the Merger Agreement and the merger and against other acquisition proposals. The voting agreements were not changed in connection with the negotiation of the Merger Agreement; however, approval of the stockholders of J.D. Edwards is not required to complete the offer.

     Change in Control Plan/Severance Agreements. J.D. Edwards maintains a management change in control plan, adopted in 1999, which provides for specified severance and other change in control-related benefits to participants in the plan. The plan covers 197 management employees. In connection with the approval of the original merger agreement, the Board of Directors agreed to amend this plan in certain respects. The amendments to the plan are contingent upon the closing of the merger. No further amendment to the plan was made or agreed to in connection with the Merger Agreement.

     As amended, a participant in the plan is entitled, among other benefits as described below, to be paid (1) 25% of the severance payment determined as described below as of the closing, (2) 25% of the severance payment amount if he or she remains an employee of J.D. Edwards or an affiliate 12 months after closing, and (3) an additional 50% of the severance payment amount, plus the 25% otherwise due 12 months after closing if not already paid, if the employee is involuntarily terminated or is terminated without cause within 15 months of a change of control. In addition, a participant who is terminated without cause immediately upon the closing generally will receive the entire severance payment and other benefits provided under the plan prior to its amendment at that time.

     A change in control under the plan includes the consummation of a merger or consolidation with another company, and would include the proposed merger between PeopleSoft and J.D. Edwards described in the Prospectus. Under the plan as amended pursuant to the original merger agreement, involuntary termination includes:

     - a significant reduction of the participant's title, duties or responsibilities relative to those in effect immediately prior to the reduction excluding any reasonable changes that are the direct and necessary result of J.D. Edwards becoming a subsidiary in a larger controlled group of corporations;

     - a reduction in the annual base salary or in the maximum dollar amount of potential annual cash bonuses relative to the annual base salary and maximum dollar amount of potential annual cash bonuses as in effect immediately prior to the reduction, unless after the reduction the participant's annual base salary and potential annual cash bonus remain within the range of annual salaries and cash bonuses for similarly-situated employees of PeopleSoft or its affiliates;

     - a failure by PeopleSoft to provide the participant with an employee benefits package that is substantially comparable in the aggregate to the employee benefits package provided to all employees of PeopleSoft or its affiliates who are of a similar rank or level as the participant; or

     - the relocation of the participant to a facility or a location more than 50 miles from the participant's then present location, provided that participant's commute is longer in miles as a result of the relocation compared to the participant's commute to the current location.

     In any event, PeopleSoft would have a 30-day period to cure any purported involuntary termination, and a participant will not be entitled to severance benefits unless he or she actually terminates employment with PeopleSoft.

     In addition, a participant in the plan is deemed to be terminated without cause if he or she is terminated by PeopleSoft other than as the result of (1) a material act of dishonesty by the participant in connection with the participant's employment with PeopleSoft; (2) the participant's conviction of, or plea of nolo contendere to, a felony; (3) the participant's failure to perform reasonably assigned duties after the participant has received a written demand for performance which includes reasonable detail describing his or her nonperformance; (4) the participant's material breach of his or her obligations as an officer/employee of PeopleSoft; or (5) the participant's failure to materially comply with PeopleSoft's policies. In any event, a participant would have a 30-day period to cure any purported event under (3), (4) or (5) above.

     A participant's severance payment under the plan equals the sum of (1) a specified severance percentage, which is defined as 100%, 200% or 300% of the sum of the participant's annual base salary and the average of the bonuses received by such individual over the preceding three years, plus (2) a prorated portion of his or her quarterly and annual bonus and variable compensation amount. In addition, a participant who is terminated without cause or who suffers an involuntary termination within 15 months of closing is entitled to continuation of specified employee benefits until the earlier of (1) six months after the date of termination or (2) the date the participant becomes covered by a comparable plan of another employer and job outplacement services for up to six months after termination up to $10,000. All payments under the plan are conditioned upon the participant executing a release of claims in favor of PeopleSoft and its affiliates. The total potential liability of PeopleSoft under the plan is approximately $53 million.

     Of the 197 participants in the plan, six, including Richard Allen, Harry Debes, Mark Endry, Michael Madden, Richard Mathews, and Leslie Wyatt, are entitled to severance percentages of 300%, 43 are entitled to severance percentages of 200% and the remaining 148 are entitled to severance percentages of 100%. In connection with the execution of the original merger agreement, Robert Dutkowsky, Richard Allen and Richard Snow agreed to amend their agreements subject to the completion of the merger and are entitled to the amount of severance benefits described immediately below.

     Employment Agreements. Mr. Dutkowsky, President and Chief Executive Officer of J.D. Edwards, has agreed to amend his employment agreement. He will continue to serve as a consultant to the surviving corporation for up to six months after the merger subject to the completion of the merger. In lieu of any other severance benefits, including those otherwise payable under the management change in control plan, he will receive cash payments of $650,000 on the closing of the merger, and $1.95 million at the end of the six-month transition period. He will be entitled to the acceleration of all of his unvested options and restricted stock and specified additional payments intended to offset any excise tax liabilities under Section 280G of the Internal Revenue Code to which Mr. Dutkowsky may be subject as a result of the severance payments made to him in connection with the merger. Mr. Dutkowsky will be subject to a PeopleSoft non-competition and non-solicitation agreement during the term of his employment and for a period of one year following the termination of his employment.

     Mr. Allen, Executive Vice President, Finance and Administration, and Chief Financial Officer of J.D. Edwards, similarly has agreed to amend his employment agreement subject to the completion of the merger and is expected to be retained for a six-month transition period. He will be entitled to total cash payments under the plan of approximately $1.8 million, 25% of which will be payable at closing of the merger and the remaining 75% payable upon his termination of employment. Mr. Allen will be subject to a PeopleSoft non-competition and non-solicitation agreement during the term of his employment and for a period of one year following the termination of his employment.

     Mr. Snow, Vice President, General Counsel and Secretary of J.D. Edwards, also has agreed to amend his employment agreement subject to the completion of the merger and is expected to be retained for a period of approximately six months following the closing. He will be entitled to total cash payments under the plan of $456,248, 25% of which will be payable at closing of the merger and the remaining 75% payable upon his termination of employment. Mr. Snow will be subject to a PeopleSoft non-competition and non-solicitation agreement during the term of his employment and for a period of one year following the termination of his employment.

     A total of 47 other employees, including the remainder of the J.D. Edwards executive officers, have entered into substantially similar offer letters that amend their employment agreements. Pursuant to those offer letters, they generally will be at-will employees of PeopleSoft, will be entitled to benefits under the plan as described above, may receive additional PeopleSoft options and will be subject to the standard PeopleSoft non-competition and non-solicitation agreement during the term of their employment and for a period of one year, and with regard to the non-solicitation of employees, six months following their voluntary termination or termination for cause.

     Acceleration of Stock Options. Under the J.D. Edwards 1992 Incentive Stock Option Plan, 1997 Equity Incentive Plan and 2003 Equity Incentive Plan, if any individual is involuntarily terminated as a result of the merger, the awards granted to that individual under the plan are accelerated in full and become 100% vested. Under the YOUcentric, Inc. 2000 Equity Compensation Plan, assumed by J.D. Edwards, if an optionholder is involuntarily terminated within 12 months of a change of control, including the proposed merger, the options granted under that plan are accelerated in full and become 100% vested.

     Post-Merger Board Membership. As of the effective time of the merger, PeopleSoft will amend its Bylaws to increase the size of its board to eight members, and one of J.D. Edwards' directors, Michael J. Maples, will be designated to serve as a Class I director of PeopleSoft and a member of the PeopleSoft's board's Corporate Governance/Nominating Committee.

     Indemnification. The Merger Agreement provides that, after the effective time of the merger, to the extent not covered by insurance and as permitted by law, PeopleSoft shall, or shall cause the surviving corporation to, indemnify and hold harmless persons who were directors or officers of J.D. Edwards prior to the effective time of the merger against all liabilities or losses arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based or arising in whole or in part out of the fact that the person was a director or officer of J.D. Edwards (whether or not relating to any matter existing or occurring at or prior to the effective time of the merger and whether or not asserted or claimed prior to, at or after the effective time of the merger), including, to the extent not prohibited by law, indemnification for negligent acts or omissions by an indemnified person. In addition, PeopleSoft has agreed to cause the surviving corporation to fulfill and honor all obligations of J.D. Edwards under any indemnification agreements between J.D. Edwards and its directors and officers and the indemnification provisions of J.D. Edwards' certificate of incorporation and bylaws as in effect immediately before the merger. PeopleSoft also agrees not to permit the surviving corporation to merge or consolidate with any other person unless the surviving corporation will ensure that the surviving or resulting entity assumes the indemnification obligations in the Merger Agreement.

     PeopleSoft has agreed to maintain in effect, or cause the surviving corporation to maintain in effect, for a period of six years after the effective time of the merger if available, directors' and officers' liability insurance covering those persons who are covered by J.D. Edwards' directors' and officers' liability insurance policy as of immediately prior to the effective time of the merger, on terms no less favorable to those persons than those of J.D. Edwards' existing directors' and officers' liability insurance policy. However, neither PeopleSoft nor the surviving corporation, as the case may be, is required to expend an amount in excess of 200% of the current premium paid by J.D. Edwards in any one year. If the aggregate expenditure on coverage exceeds that amount, PeopleSoft will use commercially reasonable efforts to purchase as much insurance as can be obtained for that amount. Instead of maintaining the existing insurance, PeopleSoft may cause coverage to be provided under any policy maintained for the benefit of PeopleSoft or its subsidiaries on terms materially no less favorable to the intended beneficiaries as the existing insurance.

     Transfers Under Rule 144. The issuance of PeopleSoft Common Stock in connection with the offer and the merger will increase the number of shares of outstanding PeopleSoft Common Stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to affiliates of the combined company and former affiliates of J.D. Edwards. This increase in the number of shares of outstanding PeopleSoft Common Stock may facilitate broader transfers of shares by affiliates.

     As a result of these interests, J.D. Edwards directors and officers may have reasons for tendering their Shares and, if voting to adopt the Merger Agreement and approve the merger that are not the same as J.D. Edwards stockholders' interests. J.D. Edwards stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the offer and the merger.

THE MERGER AGREEMENT

     A summary of the material terms of the Merger Agreement in the section entitled "The Merger Agreement" in the Prospectus attached as Exhibit (a)(1) to this Statement is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

AGREEMENTS RELATED TO THE MERGER

     A summary of the material terms of the J.D. Edwards Stockholder Voting Agreements, the form of which is attached as Exhibit C to the Merger Agreement, and the J.D. Edwards Affiliate Agreements, the form of which is attached as Exhibit B to the Merger Agreement, is found in the section entitled "Agreements Related to the Merger" in the Prospectus attached as Exhibit (a)(1) to this Statement and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the agreements, which have been filed as part of Exhibit (e)(1) hereto and is incorporated herein by reference.

EXISTING INDEMNIFICATION; DIRECTORS AND OFFICERS' INSURANCE

     The J.D. Edwards amended and restated certificate of incorporation eliminates the personal liability of, and provides a right to indemnification to, each of the current and former directors and officers to the fullest extent authorized or permitted by Delaware General Corporation Law. However, if the Delaware General Corporation Law is amended to further eliminate or limit director liability, then the indemnification provided shall be expanded to the fullest extent permitted by the Delaware General Corporation Law as amended. J.D. Edwards will advance fees for defense of an indemnified director or officer, upon receipt of an undertaking that the advance will be repaid if it is ultimately determined that the director or officer is not entitled to indemnification. The J.D. Edwards amended and restated certificate of incorporation and bylaws also permit the Board of Directors to provide for indemnification of employees and agents of J.D. Edwards with the same scope and effect as the indemnification provided for directors and officers, provided that J.D. Edwards is not required to advance fees for the defense of indemnified employees or agents. This right to indemnification is not exclusive of any other right the director, officer, employee or agent may have.

     Even if J.D. Edwards is prohibited from indemnifying a person under Delaware General Corporation Law, it may maintain insurance at the corporation's expense to protect itself and any director, officer, employee or agent against an expense, liability or loss.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(A) SOLICITATION/RECOMMENDATION

     At a meeting held on June 15, 2003, the members of the Board of Directors voted to approve the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the Merger Agreement, the offer and the merger are fair to and in the best interests of the stockholders of J.D. Edwards. The Board also authorized the senior members of the Company's management to finalize and execute the Merger Agreement on behalf of the Company. The J.D. Edwards directors unanimously voted to recommend that the J.D. Edwards stockholders accept the offer. A letter to J.D. Edwards stockholders communicating the Board's recommendation is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

(B) BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION

BACKGROUND OF THE OFFER

     As a regular part of their business plans, PeopleSoft and J.D. Edwards have from time to time each considered opportunities for expanding and strengthening their respective technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

     Although PeopleSoft and J.D. Edwards did not have any prior business understandings or relationships, during the past several years, PeopleSoft's senior management and that of J.D. Edwards have made periodic inquiries to each other regarding whether a strategic transaction between the parties would be mutually beneficial.

     In November 1998, members of PeopleSoft's senior management met with members of senior management of J.D. Edwards to discuss a potential business combination between PeopleSoft and J.D. Edwards. During the winter of 2000, and again in the fall of 2001, additional meetings were held to discuss a potential strategic transaction between the parties, but no agreements were reached.

     On or about June 5, 2002, Craig Conway, PeopleSoft's President and Chief Executive Officer, contacted Larry Ellison, Oracle Corporation's Chairman and Chief Executive Officer, to determine whether Oracle would be interested in selling its enterprise applications business to PeopleSoft. On that date, Oracle and PeopleSoft entered into a mutual nondisclosure agreement. On the following day, June 6, 2002, Ram Gupta, Peter Gassner, Rick Bergquist and Kevin Parker, PeopleSoft's Chief Financial Officer, met in person with Safra Cruz, the Executive Vice President of Oracle, and other representatives of Oracle, to discuss the matter. The parties were unable to agree on the terms of any potential sale of Oracle's enterprise applications business to PeopleSoft. Shortly thereafter, Mr. Conway and Mr. Ellison had a brief telephone conversation in which they concluded that they could not agree on mutually acceptable terms to such a transaction. There have been no further discussions between Oracle and PeopleSoft on this subject since that time.

     In October and November 2002, senior members of PeopleSoft's management and that of J.D. Edwards met to further explore a potential transaction between the parties.

     On November 25, 2002, the Board of Directors met and explored options to enhance stockholder value, including, continuing on its then current track, consolidation with other mid-market players, changing its business model or pursuing an upstream merger. Mr. Dutkowsky advised the Board of the meetings held with PeopleSoft.

     On December 18, 2002, a representative of Citigroup, at PeopleSoft's request, presented an overview of the potential business combination with J.D. Edwards to members of PeopleSoft's senior management.

     On December 18, 2002, the Board of Directors met and again explored options to enhance stockholder value and the board authorized further discussions and due diligence concerning a merger with PeopleSoft. On December 20, 2002, J.D. Edwards engaged Morgan Stanley & Co. Incorporated as J.D. Edwards' financial advisor in connection with a potential strategic transaction.

     On January 28, 2003, the Board met and representatives of Morgan Stanley presented an analysis of the current software industry dynamics, the competitive landscape and strategic alternatives available to J.D. Edwards, including continuing merger discussions with PeopleSoft.

     On February 2, 2003, members of senior management of both parties met in Denver, Colorado to further discuss the possible business combination, and on February 3, 2003, Mr. Dutkowsky reviewed with the Board a summary of those discussions.

     From February 4, 2003 to February 24, 2003, PeopleSoft and J.D. Edwards exchanged preliminary information regarding valuation.

     On February 19, 2003, the Board of Directors met with representatives of Morgan Stanley and reviewed discussions with PeopleSoft regarding proposed the stock exchange ratios, the exchange ratio premiums and the estimated savings from the cost synergies from the merged operations. After discussion of strategic alternatives available the Board authorized further discussions with PeopleSoft.

     On February 24, 2003, PeopleSoft formally engaged Citigroup as its financial advisor in connection with a potential strategic combination with J.D. Edwards.

     On February 25, 2003, Mr. Parker reviewed with PeopleSoft's board of directors the status of discussions and the rationale for the merger. A representative of the law firm of Gibson, Dunn & Crutcher LLP reviewed with the board its legal duties in considering a transaction of this nature. After discussion, the board authorized further discussions and diligence concerning a merger with J.D. Edwards.

     During March 2003 discussions continued, but the parties were unable to come to agreement and terminated discussions in early April.

     On May 2, 2003, Messrs. Conway and Dutkowsky held a conversation regarding a potential strategic transaction.

     On May 5, 2003, Mr. Dutkowsky discussed his May 2nd conversation with Mr. Conway with the Board of Directors in a special telephonic meeting, and the Board authorized management to continue discussions with PeopleSoft regarding a potential strategic transaction. On May 11, 2003, Messrs. Conway and Dutkowsky held a telephone conversation and agreed to move forward with merger negotiations.

     During the period commencing on May 12, 2003 through June 1, 2003, the parties, their financial advisors and their legal counsel conducted intensive due diligence.

     On May 15, 2003, the Board of Directors held a special telephonic meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley made presentations to the Board regarding the proposed business combination. Representatives of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation presented an extensive review of the terms of the proposed merger. Following the presentations, and after discussion, the Board directed management and counsel to pursue further negotiations regarding the proposed merger and a merger agreement.

     On May 16, 2003, PeopleSoft and J.D. Edwards executed a new mutual non-disclosure agreement and, as an inducement for PeopleSoft to commit its time and resources to perform a due diligence review of J.D. Edwards and enter into discussions regarding the proposed business combination, J.D. Edwards entered into a 13-day exclusivity arrangement.

     On May 16, 2003, PeopleSoft's counsel sent a preliminary draft merger agreement to J.D. Edwards' counsel. On May 19, 2003, we and J.D. Edwards executed an addendum to the mutual non-disclosure agreement relating to highly sensitive competitive information.

     On May 19, 2003, PeopleSoft's board of directors held a special meeting at which the proposed merger was discussed and considered. Director Fanzilli was not present at the meeting due to a family illness. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting and reviewed with the directors their legal duties in considering the proposed merger. At the meeting, PeopleSoft's management and representatives of Citigroup Global Markets made presentations to the board regarding J.D. Edwards, the opportunities for a combined company and certain proposed terms of a business combination. Following the presentations, and after discussion, PeopleSoft's board approved proceeding with diligence and negotiation with representatives of J.D. Edwards.

     On May 20, 2003, senior members of PeopleSoft's management and J.D. Edwards' management, and representatives of Gibson, Dunn & Crutcher LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Citigroup and Morgan Stanley met to discuss the proposed merger agreement at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation in Palo Alto, California. Based on those discussions a new draft of the merger agreement was prepared and distributed to the parties.

     On May 23, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley reviewed various issues with to the Board regarding the proposed business combination. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation presented an extensive review of the terms of the proposed merger agreement as well as the directors' legal duties in considering the proposed merger. Management made extensive presentations about the results of the due diligence review, the benefits of the business combination and integration issues.

     On May 27, 2003, PeopleSoft's board of directors held a regular meeting at which the proposed merger was discussed and considered. At the meeting, PeopleSoft's management and representatives of Citigroup made presentations to the board regarding the proposed business combination. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting, and presented a summary of the merger agreement and the status of negotiations. Management made extensive presentations concerning J.D. Edwards and integration issues at the meeting. Citigroup also reviewed issues relating to fairness with the board and gave its preliminary opinion that, as of that date, the exchange ratio in the original merger agreement was fair, from a financial point of view, to PeopleSoft. Following the presentations, and after discussion, PeopleSoft's board directed management and counsel to pursue further negotiations regarding the merger agreement and the proposed merger.

     On May 28, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and J.D. Edwards' legal and financial advisors reviewed with the Board the proposed business combination and the proposed merger agreement.

     Between May 28, 2003 and May 31, 2003, offers of employment with the combined company were made by PeopleSoft to senior management of J.D. Edwards and the terms of employment were negotiated by the parties. PeopleSoft also discussed with J.D. Edwards the proposed amendment to its change in control plan and the Board amended the plan on June 1, 2003. These amendments were made in connection with the original merger agreement and were not changed in connection with the negotiation of the Merger Agreement. See the section of the Prospectus entitled "The Offer -- Interests of Certain Persons in the Offer."

     PeopleSoft's board of directors held a special meeting by conference telephone call on May 28, 2003 to obtain an update regarding the status of negotiations and to discuss open issues on the merger agreement and related documents.

     On May 31, 2003, PeopleSoft's board of directors held a special telephonic meeting at which the proposed merger was discussed and considered. At the meeting, PeopleSoft's management and representatives of Citigroup made presentations to the board regarding the proposed business combination. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting. Citigroup presented its fairness opinion regarding the proposed transaction to the board. The board also discussed, with the input of management and legal counsel, final remaining open issues in the merger agreement. Following the presentations, and after discussion, PeopleSoft's board unanimously approved the merger agreement and the transactions contemplated by the merger agreement in substantially the form presented to the board and authorized senior members of PeopleSoft's management to finalize and execute the merger agreement and the other agreements contemplated thereby on behalf of PeopleSoft.

     On May 31, 2003, counsel for PeopleSoft and J.D. Edwards' counsel negotiated the merger agreement.

     On June 1, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley made presentations to the Board regarding the proposed business combination. Morgan Stanley presented its financial fairness opinion regarding the consideration to be paid pursuant to the proposed transaction to the Board. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, provided a detailed summary of the final terms of the merger agreement. Following the presentations, and after discussion, the Board unanimously approved the merger agreement and the transactions contemplated by the merger agreement in substantially the form presented to the Board and determined the merger agreement to be in the best interests of the J.D. Edwards stockholders and authorized members of the Board to finalize and execute the merger agreement and the other agreements contemplated thereby on behalf of J.D. Edwards.

     On June 1, 2003, counsel for PeopleSoft and J.D. Edwards' counsel finalized the merger agreement and, thereafter, the merger agreement, voting agreements and certain employment agreements were executed by the relevant parties.

     PeopleSoft and J.D. Edwards publicly announced the proposed transaction and its material terms at approximately 4:30 a.m., Pacific time, on June 2, 2003.

     Four days later, on June 6, 2003, Oracle Corporation announced its intention to commence a tender offer beginning on June 9, 2003 for all issued and outstanding PeopleSoft Common Stock, which is referred to as the "Oracle offer," at a price of $16 per share.

     Oracle also delivered a letter to PeopleSoft announcing its intention to commence the tender offer and requesting that the board of directors redeem or render inapplicable all outstanding preferred stock purchase rights. The letter also stated that Oracle was prepared to meet with PeopleSoft's management to discuss the Oracle offer.

     On June 6, 2003, PeopleSoft filed a press release regarding the anticipated tender offer. The release was filed with the SEC as a preliminary communication filed under cover of Schedule 14D-9.

     In response to Oracle's June 6 announcement, PeopleSoft contacted Citigroup and Goldman, Sachs & Co. to render financial advice to the board of directors in connection with, among other things, any tender offer commenced by Oracle. In addition, the board of directors retained Gibson, Dunn & Crutcher LLP to render legal advice in connection with any such tender offer.

     On June 8, 2003, PeopleSoft's board of directors and its financial and legal advisors met to discuss Oracle's June 6 announcements and to establish procedures for thoroughly and diligently evaluating the terms of the Oracle offer, once announced. At that meeting, PeopleSoft's board of directors formed a committee of independent directors which was charged with evaluating the terms of the Oracle offer, in consultation with the financial and legal advisors engaged by PeopleSoft's board of directors to render financial advice and legal advice in connection with, among other things, any tender offer commenced by Oracle. PeopleSoft's board of directors retained Goldman, Sachs & Co. and Citigroup as its financial advisors with respect to such matters and PeopleSoft subsequently executed a written engagement letter with each financial advisor. On June 8, 2003, Oracle and its subsidiary commenced their tender offer. The Oracle offer is currently pending and the expiration date of the Oracle offer is July 7, 2003.

     On June 9, 2003, the Board held a special meeting to discuss the Oracle tender offer, PeopleSoft's response to the tender offer and potential responses by J.D. Edwards. At the invitation of the Board, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Morgan Stanley attended and discussed with the Board a range of legal and strategic issues related to Oracle's tender offer, including its potential impact on the merger. Also on June 9, Oracle delivered a letter to PeopleSoft expressing concern that PeopleSoft had taken a negative position on the offer reaffirming its offer to meet with PeopleSoft's board of directors and requesting that PeopleSoft redeem its preferred stock rights plan.

     On June 11, 2003, after careful consideration, including consultation with management and its financial and legal advisors, and upon the unanimous recommendation of the committee of independent directors, PeopleSoft's board of directors unanimously concluded that the Oracle offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by the Oracle offer, coupled with Oracle's stated intent to discontinue PeopleSoft's market-leading products, represent a substantial threat to stockholder value, and that the unsolicited and hostile nature of the Oracle offer, combined with Oracle's statements, was designed to disrupt PeopleSoft's strong momentum at significant cost to PeopleSoft and its employees and customers. For these and other reasons more fully set forth in PeopleSoft's Schedule 14D-9, the board of directors of PeopleSoft determined that the Oracle offer was not in the best interests of PeopleSoft's stockholders and unanimously recommended that PeopleSoft's stockholders reject the Oracle offer and not tender their shares to Oracle to purchase pursuant to the offer.

     At a special meeting held by conference telephone call on June 11, 2003, PeopleSoft's board of directors reaffirmed its support of the acquisition of J.D. Edwards, and the Board reaffirmed its support of the merger at a special telephonic meeting on June 12, 2003. At the direction of PeopleSoft's board of directors and J.D. Edwards' board of directors, from June 12 to June 15, 2003, senior members of PeopleSoft's management team and representatives of Gibson, Dunn & Crutcher LLP, Citigroup and Goldman Sachs met with senior members of management of J.D. Edwards and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Morgan Stanley in Palo Alto, California to discuss and negotiate the Merger Agreement.

     At a special meeting held by conference telephone call on June 15, 2003, PeopleSoft's board, by the unanimous vote of the directors, approved the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the Merger Agreement, including the offer and the merger, were fair to and in the best interests of PeopleSoft's stockholders. Citigroup rendered its opinion that, as of that date and based upon the various considerations set forth in the opinion, the consideration to be paid by PeopleSoft in the offer and subsequent merger is fair, from a financial point of view, to PeopleSoft.

     On June 15, 2003, the Board of Directors held a special telephonic meeting at which the proposed Merger Agreement, and transactions contemplated thereby, were discussed and considered at the meeting, J.D. Edwards management and representatives of Morgan Stanley and Wilson Sonsini Goodrich & Rosati, Professional Corporation, made presentations to the Board regarding the proposed Merger Agreement, and the transactions contemplated thereby, and the potential impact on J.D. Edwards, the stockholders of J.D. Edwards and the merger. Morgan Stanley presented its revised fairness opinion regarding the proposed amended transaction to the Board. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, provided a detailed summary of the final terms of the Merger Agreement, and the transactions contemplated thereby. Following the presentations, and after discussion, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby in substantially the form presented to the Board and determined the Merger Agreement, the offer and the merger to be in the best interests of the J.D. Edwards stockholders and authorized senior members of its management to finalize and execute the Merger Agreement and the other agreements contemplated thereby on behalf of J.D. Edwards. The Board also voted unanimously to recommend that the J.D. Edwards stockholder accept the offer and tender their Shares pursuant to the offer.

     The Merger Agreement is designed to allow the two companies to accelerate the completion of the transaction and bring forward the benefits of their combination. PeopleSoft's board of directors believes that the transactions contemplated by the Merger Agreement provide several benefits to its stockholders, including, among others:

     - the Merger Agreement reaffirms the commitment of PeopleSoft and J.D. Edwards to combine;

     - the Merger Agreement provides an opportunity to complete the transaction in a more timely fashion;

     - the amended terms of the transaction will minimize customer uncertainty arising from Oracle's offer and enable PeopleSoft and J.D. Edwards to speed their integration plans and the substantial benefits of the combination; and

     - the cash portion of the consideration reduces the dilution to PeopleSoft's stockholders, increases the certainty of the value of the transaction to J.D. Edwards stockholders and, at the same time, increases the accretion to PeopleSoft's earnings per share for the benefit of all stockholders.

J.D. EDWARDS' REASONS FOR THE OFFER AND THE MERGER

     The Board of Directors believes that the offer and the merger are advisable, fair to and in the best interest of, J.D. Edwards and the J.D. Edwards stockholders. At a special meeting of the Board of Directors held on June 1, 2003, at which the original merger agreement and the transactions relating thereto were considered and voted upon, the J.D. Edwards directors unanimously approved the original merger agreement and the merger. On June 15, 2003, at a special meeting, the J.D. Edwards' directors unanimously approved the offer, the Merger Agreement and the merger. The directors unanimously recommend that the holders of Shares accept the offer, tender their Shares and approve the Merger Agreement and the merger.

     In the course of reaching its decision to approve the offer and the Merger Agreement, the Board of Directors consulted with J.D. Edwards' management, as well as its outside legal counsel and its financial advisors, and considered the following material factors:

      - the Board's judgment that the two companies have significant complementary strengths and complementary products:

      - PeopleSoft is a leader in providing enterprise applications and services to large enterprises, and J.D. Edwards is a leader in providing enterprise applications and services to mid-market businesses;

      - PeopleSoft has strong human resource products, and J.D. Edwards has strong manufacturing and distribution products;

      - PeopleSoft is a leading provider to the service industries, such as financial services, telecommunications, healthcare, government and education, and J.D. Edwards is a leading provider in manufacturing and distribution industries, including wholesale distribution, industrial, consumer and life sciences; asset-intensive industries; and project and service industries, including construction and real estate;

     - the combined company's potential to grow by leveraging a strong global presence;

     - the resulting business has greater global scale and expertise, along with the opportunity for increased revenue growth and increased margins and profits;

     - the Board's judgment that the two companies have similar cultures;

     - that based on the prices of J.D. Edwards and PeopleSoft Common Stock at the time the Merger Agreement was approved by the Board, the premium of the transaction value offered over the price of J.D. Edwards Common Stock then prevailing in the market; and

     - the ability to elect to receive stock consideration provides an opportunity for J.D. Edwards stockholders to participate in the future growth in value of the combined company following the merger as stockholders of PeopleSoft.

     In the course of its deliberations, the Board of Directors considered a number of additional factors relevant to the offer and the merger, including:

     - historical information concerning J.D. Edwards and PeopleSoft and their respective businesses, financial performance, condition, operations, technology, management and position in their respective industries, and information and evaluations regarding the two companies' strengths, weaknesses and prospects, both before and after giving effect to the offer and the merger;

     - the potential effect on stockholder value of J.D. Edwards continuing as an independent entity compared to the potential effect of a combination with PeopleSoft in light of the other possible strategic alternatives the Board examined;

     - the presentations of J.D. Edwards' financial advisor, Morgan Stanley & Co. Incorporated, in connection with its opinion (which opinion is attached to this Statement as Annex B) to the effect that, as of June 15, 2003, and subject to the assumptions, qualifications and limitations set forth in its written opinion, the per share merger consideration to be paid pursuant to the Merger Agreement was fair, from a financial point of view, to holders of J.D. Edwards Common Stock;

     - current financial market conditions and historical market prices, volatility and trading information for J.D. Edwards Common Stock and PeopleSoft Common Stock, and various factors that might affect the market value of PeopleSoft Common Stock in the future;

     - the premium represented by the offer consideration and the premiums paid in other recent transactions that could be viewed as comparable, as well as the negotiations between J.D. Edwards and PeopleSoft relating to the offer consideration;

     - the alternatives available to J.D. Edwards; and

     - the terms of the offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between PeopleSoft and J.D. Edwards including their negotiations relating to the details of the Merger Agreement, including but not limited to, the conditions to the parties' obligations to complete the offer and the merger, the details of the "no shop" restrictions on J.D. Edwards and the scope of J.D. Edwards "fiduciary out" from these restrictions, the parties' termination rights, the termination fee that

       J.D. Edwards may be required to pay PeopleSoft in certain circumstances and the voting agreements.

     The potential negative factors the Board of Directors considered include:

     - the fact that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to the changes in PeopleSoft's trading price in the public market;

     - the fact that pursuant to the Merger Agreement, J.D. Edwards is required to obtain PeopleSoft's consent before it can take a variety of actions between the signing and the closing of the merger;

     - the risk that potential benefits and synergies sought in the merger may not be fully realized, if at all;

     - the risk that the operations of J.D. Edwards would be disrupted from employee uncertainty following announcement of the offer and the merger;

     - the risk of potential delay or reduction in customer orders;

     - the risk that despite the efforts of the combined company, key technical and management personnel of J.D. Edwards might not choose to remain employed by the combined company;

     - the possibility that the trading price or value of PeopleSoft's Common Stock may decrease in the future;

     - the adverse effect on J.D. Edwards' business, operating results and financial condition and the effect on J.D. Edwards' ability to attract and retain key management, marketing and technical personnel, in the event the offer and the merger were not consummated following public announcement that the Merger Agreement had been entered into; and

     - various other risks associated with the businesses of J.D. Edwards, PeopleSoft and the combined company and the merger, including those described under the section entitled "Risk Factors" in the Prospectus.

     The Board of Directors concluded, however, that many of these risks could be managed or mitigated by J.D. Edwards or by the combined company or were unlikely to have a material impact on the offer, the merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the merger were outweighed by the potential benefits of the offer and the merger.

     The foregoing discussion of factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the offer, tender their Shares and approve the Merger Agreement and the merger. The Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board made their respective determination based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. In approving the Merger Agreement, the Board of Directors was aware of the interests of J.D. Edwards' management in the merger, as described in the section of the Prospectus entitled "The Merger -- Interests of Certain Persons in the Merger."

OPINION OF J.D. EDWARDS' FINANCIAL ADVISOR

     A description of the opinion of J.D. Edwards' financial advisor is included in the Prospectus in the section entitled "J.D. Edwards' Reasons for the Offer and the Merger -- Opinion of J.D. Edwards' Financial Advisor," which is incorporated herein by reference.

(C) INTENT TO TENDER

     To J.D. Edwards' knowledge after reasonable inquiry, all of J.D. Edwards' executive officers and directors currently intend to tender all Shares beneficially owned by them pursuant to the offer except to the extent that the tender would violate applicable securities laws and except to the extent that the tender would give rise to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, as advised by counsel. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See also "Agreements Related to the Merger" under Item 3.

     J.D. Edwards will not tender any Shares held by it in the offer. Pursuant to the Merger Agreement, any Shares held by J.D. Edwards will be cancelled at the effective time of the merger.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     A summary of the material provisions of the agreement between J.D. Edwards and Morgan Stanley, in its capacity as the Company's financial advisor, is included in the Prospectus in the section entitled "J.D. Edwards' Reasons for the Offer and the Merger -- Opinion of J.D. Edwards' Financial Advisor," which is incorporated herein by reference.

     A summary of the material provisions of the agreement between PeopleSoft and Georgeson Shareholder Communications Inc., in its capacity as information agent, is included in the Prospectus in the section entitled "The Offer -- Fees and Expenses," which is incorporated herein by reference.

     The Bank of New York is the exchange agent for the offer and will be responsible for the operation of the tender and exchange of holders of Shares. A summary of the material provisions of the agreement between PeopleSoft and the Bank of New York is included in the Prospectus in the section entitled "The Offer -- Fees and Expenses," which is incorporated herein by reference. See the sections of the Prospectus entitled "The Offer -- Exchange of J.D. Edwards Shares; Delivery of Cash and PeopleSoft Common Stock" and "The
Offer -- Procedures for Tendering" for a description of the exchange agent and its role in the offer.

     Except as set forth above, neither J.D. Edwards nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to J.D. Edwards stockholders on its behalf with respect to the offer or the merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth in the chart below, no transactions in Shares during the past 60 days have been effected by J.D. Edwards or, to the best of J.D. Edwards's knowledge, by any executive officer, director, affiliate or subsidiary of J.D. Edwards.

                                                              NUMBER
                                                TRANSACTION     OF     PER SHARE       WHERE AND HOW
NAME                                               DATE       SHARES   SALE PRICE   TRANSACTION EFFECTED
----                                            -----------   ------   ----------   --------------------
Michael J. Maples.............................    5/20/03     2,032       11.14)        Option grant
                                                                        (exercise
                                                                          price

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by J.D. Edwards in response to the offer that relates to or would result in (1) a tender offer or other acquisition of the Shares by J.D. Edwards, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization, or liquidation involving J.D. Edwards or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets by J.D. Edwards or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of J.D. Edwards.

     Except as described or referred to in this Statement, there are no transactions, resolutions of the J.D. Edwards Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

RECENT DEVELOPMENTS

     On June 6, 2003, Oracle Corporation announced that it intended to commence a cash tender offer to purchase all of the outstanding shares of PeopleSoft for $16 per share, or approximately $5.1 billion.

     On June 8, 2003, PeopleSoft's board of directors discussed Oracle's June 6 announcement and formed a committee of non-management directors, comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, A. George Battle and Cyril J. Yansouni, to evaluate and assess the terms of Oracle's tender offer, once announced, in consultation with PeopleSoft's board of directors' financial and legal advisors, and make a recommendation to its board.

     On June 9, 2003, Oracle Corporation and Pepper Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Oracle, filed a Tender Offer Statement on Schedule TO with the SEC in connection with the Oracle offer.

     On June 9, 2003 a putative class action lawsuit was filed in District Court, County of Jefferson, Colorado by J.D. Edwards stockholders against J.D. Edwards' directors and officers alleging breaches of fiduciary duty by such persons and seeking to enjoin the transactions contemplated by the merger.

     On June 11, 2003, PeopleSoft's board of directors, including all of the members of the transaction committee, met with management and the PeopleSoft board's financial and legal advisors to further consider and discuss the Oracle offer. After careful consideration, including consultation with management and the board's financial and legal advisors, the committee unanimously concluded that the Oracle offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by Oracle's tender offer, coupled with Oracle's stated intent to discontinue our market-leading products, represented a substantial threat to stockholder value, and that the unsolicited and hostile nature of Oracle's tender offer, combined with Oracle's statements, was designed to disrupt PeopleSoft's strong momentum at significant cost to PeopleSoft and its customers. For these and other reasons more fully described in PeopleSoft's Solicitation/Recommendation on Schedule 14D-9, the committee determined that the Oracle offer was not in the best interests of PeopleSoft's stockholders and unanimously recommended to the full board of directors that the full board, in turn, recommend that PeopleSoft's stockholders reject the Oracle tender offer and not tender their shares to Oracle for purchase. The full PeopleSoft board of directors concurred with the committee and, having determined that the Oracle tender offer was not in the best interests of PeopleSoft's stockholders, unanimously recommended that PeopleSoft's stockholders reject the offer. PeopleSoft publicly announced the PeopleSoft board's recommendation on June 12, 2003.

     In response to the Oracle offer, on June 12, 2003, J.D. Edwards filed a suit in California Superior Court in the County of San Mateo against Oracle Corporation, Pepper Acquisition Corp. and two of Oracle's executives alleging violations of California's Business and Professions Code Section 17200 et seq., intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. The suit seeks compensatory and exemplary damages, as well as preliminary and permanent injunctive relief enjoining the defendants from proceeding with Oracle's proposed tender offer, taking or attempting to take any other steps to acquire control of PeopleSoft or J.D. Edwards, and otherwise interfering with the completion of the proposed acquisition of J.D. Edwards by PeopleSoft.

     On June 12, 2003, J.D. Edwards filed a suit in District Court for the City and County of Denver, Colorado against Oracle Corporation and its wholly owned subsidiary, Pepper Acquisition Corp., alleging claims for tortious interference with contract and prospective business relations. The suit seeks, among other things, compensatory damages of $1.7 billion and an unspecified amount of punitive damages.

     On June 13, 2003, PeopleSoft filed a suit in the California Superior Court for the County of Alameda against Oracle Corporation and Pepper Acquisition Corp. In that suit, PeopleSoft alleged that in connection with Oracle's proposed tender offer, the defendants have engaged in: (1) unfair trade practices in violation of California's Business and Professions Code; (2) acts of unlawful interference with our contracts with our customers; (3) acts of unlawful interference with our relationships with prospective customers; and (4) acts of unlawful disparagement of our products and services. PeopleSoft seeks an injunction precluding defendants' unfair trade practices and other unlawful actions, proceeding further with the tender offer, restitution and damages. On June 17, 2003 Oracle removed the case to federal district court.

     In addition, ten stockholder lawsuits have been filed against PeopleSoft and certain of its directors and executive officers alleging breaches of fiduciary duties by PeopleSoft and such persons and seeking to enjoin transactions contemplated by the merger. The California stockholder lawsuits have been stayed. A plaintiff in one of the Delaware stockholder lawsuits has filed a motion for preliminary injunction.

     On June 18, 2003, Oracle Corporation announced that it had amended its offer to purchase all of the outstanding stock of PeopleSoft by increasing the purchase price from $16.00 to $19.50 per share. PeopleSoft has issued a press release encouraging its stockholders not to take any action with respect to Oracle's amended offer, pending consideration of the amended offer by the board of directors of PeopleSoft. In addition, Oracle Corporation filed a lawsuit against PeopleSoft, the members of its board of directors and J.D. Edwards in the Delaware Chancery Court. The lawsuit alleges breaches of fiduciary duties against PeopleSoft and its board of directors and seeks injunctive relief requiring (i) rescission of the Merger Agreement; (ii) an injunction against the offer; an order requiring PeopleSoft to redeem its rights plan or amend the plan to permit the Oracle offer to proceed; (iii) an injunction requiring the PeopleSoft board to take action to make Section 203 of the Delaware General Corporation Law inapplicable to the Oracle offer; and (iv) an injunction prohibiting PeopleSoft from implementing a recently announced customer protection program. The claims against J.D. Edwards are based on aiding and abetting PeopleSoft and the director defendants. A hearing on a motion for preliminary injunction is presently scheduled for July 2003. PeopleSoft and J.D. Edwards believe that the Oracle suit is without merit and intend to vigorously defend this lawsuit as well as other pending litigation relating to the Oracle offer and the offer and the merger.

DELAWARE GENERAL CORPORATION LAW

     Short Form Merger. Under the Delaware General Corporation Law ("DGCL"), if the Purchaser acquires, pursuant to the offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. Assuming that the Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without the vote of any other stockholder and the Merger Agreement requires Purchaser and PeopleSoft to vote all Shares held by them in favor of the Merger if a stockholder vote is required.

     Appraisal Rights. Under the DGCL, dissenters' appraisal rights are available to a corporation's stockholders in connection with certain mergers and consolidations. Under the DGCL, any J.D. Edwards stockholder who does not wish to accept the consideration provided for in the Merger Agreement has the right to demand appraisal of, and to be paid the fair market value for, his or her Shares.

REGULATORY CLEARANCES AND APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Shares may not be accepted and the merger may not be consummated unless certain filings have been submitted to the FTC and the Antitrust Division of the United States Department of Justice and certain waiting period requirements have been satisfied. PeopleSoft and J.D. Edwards have filed notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the FTC and with the Antitrust Division of the United States Department of Justice. PeopleSoft and J.D. Edwards also have made or intend to make pre-merger filings in France and Brazil in any additional foreign jurisdictions where such filings may be required.

SECTION 14(f) INFORMATION; PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

     The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the J.D. Edwards stockholders.

INCORPORATION BY REFERENCE

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 (a)(1)   Prospectus, dated June 19, 2003 (incorporated by reference to the prospectus included in the registration statement on
          Form S-4 of PeopleSoft, Inc. filed on June 19, 2003).
 (a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
          99.7 to the registration statement on Form S-4 of
          PeopleSoft, Inc. filed on June 19, 2003 ).
 (a)(3)   Letter to holders of Common Stock of J.D. Edwards & Company, dated June 19, 2003.*
 (a)(4)   Information Statement Pursuant to Section 14(f) of the
          Securities Exchange Act of 1934 and Rule 14f-1 thereunder
          (incorporated by reference and attached hereto as Annex A).*
 (a)(5)   Joint Press Release of J.D. Edwards & Company and
          PeopleSoft, Inc., dated June 1, 2003 (incorporated by
          reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 2, 2003).
 (a)(6)   Press release of J.D. Edwards & Company, dated June 9, 2003
          (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 9, 2003).
 (a)(7)   Press Release of J.D. Edwards & Company, dated June 12, 2003
          (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 12, 2003).
 (a)(8)   Press Release of J.D. Edwards & Company, dated June 13, 2003
          (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 13, 2003).
 (a)(9)   Press Release of PeopleSoft, Inc., dated June 13, 2003
          (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 13, 2003).
(a)(10)   Complaint of Oracle Corporation against PeopleSoft, Inc.,
          Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D.
          Goldby, A. George Blatte, Frank J. Fanzilli, Cyril J.
          Yansouri and J.D. Edwards & Company filed on June 18, 2003 in the Court of Chancery of the State of Delaware.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(11)   Joint Press Release of J.D. Edwards & Company and
          PeopleSoft, Inc., dated June 16, 2003 (incorporated by
          reference to J.D. Edwards' Schedule 14D-9, filed June 16,
          2003).
 (e)(1)   Amended and Restated Agreement and Plan of Merger and
          Reorganization among PeopleSoft, Inc., Jersey Acquisition
          Corporation and J.D. Edwards & Company, dated as of June 16,
          2003 (incorporated by reference to Appendix A to the
          registration statement on Form S-4 of PeopleSoft, Inc. filed on June 19, 2003).
 (e)(2)   Form of Stockholder Voting Agreement, dated as of June 16,
          2003, among PeopleSoft, Inc. and certain stockholders of
          J.D. Edwards & Company (incorporated by reference to Exhibit
          C to Appendix A to the registration statement on Form S-4 of
          PeopleSoft, Inc. filed on June 19, 2003).
 (e)(3)   Form of Affiliate Agreement, dated as of June 16, 2003,
          among PeopleSoft, Inc. and certain affiliates of J.D.
          Edwards & Company (incorporated by reference to Exhibit B to
          Appendix A to the registration statement on Form S-4 of
          PeopleSoft, Inc. filed on June 19, 2003).
 (e)(4)   Opinion of Morgan Stanley to the Board of Directors of J.D.
          Edwards & Company, dated June 15, 2003 (included as Annex B to this Schedule 14D-9).*
 (e)(5)   Amended Management Change in Control Plan of J.D. Edwards &
          Company.
 (e)(6)   Amended Employment Agreement between J.D. Edwards & Company and Robert Dutkowsky, dated June 1, 2003.
 (e)(7)   Amended Employment Agreement between J.D. Edwards & Company and Richard Allen, dated June 1, 2003.
 (e)(8)   Amended Employment Agreement between J.D. Edwards & Company and Richard Snow, dated June 1, 2003.
 (e)(9)   Form of Offer Letter for Certain Key Executive Officers of
          J.D. Edwards & Company.
(e)(10)   Form of Offer Letter for Certain Employees of J.D. Edwards &
          Company.
(e)(11)   J.D. Edwards & Company 1992 Incentive Stock Option Plan
          (incorporated by reference to Exhibit 10.16 to J.D. Edwards
          & Company's registration statement on Form S-1).
(e)(12)   J.D. Edwards & Company 1997 Equity Incentive Plan
          (incorporated by reference to Exhibit 10.21 to J.D. Edwards
          & Company's registration statement on Form S-1).
(e)(13)   J.D. Edwards & Company 2003 Equity Incentive Plan
          (incorporated by reference to Appendix B to J.D. Edwards &
          Company's 2003 Definitive Proxy Statement for its Annual
          Meeting of Stockholders).
(e)(14)   Form of Indemnification Agreement between J.D. Edwards &
          Company and its Officers and Directors (incorporated by
          reference to Exhibit 10.16 to J.D. Edwards & Company's
          registration statement on Form S-1).
(e)(15)   Form of Management Change in Control Plan, participated in by J.D. Edwards & Company's executive officers (incorporated by reference to Exhibit 10.15 for J.D. Edwards & Company's
          Annual Report on Form 10-K for the fiscal year ended October
          31, 2000).
(e)(16)   Employment Agreement, dated January 2, 2002, between by J.D.
          Edwards & Company and Robert M. Dutkowsky (incorporated by reference to Exhibit 10.15 for J.D. Edwards & Company's
          Annual Report on Form 10-K for the fiscal year ended October
          31, 2001).

---------------

* Included in copies mailed to stockholders of J.D. Edwards.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J.D. EDWARDS & COMPANY

                                          By:   /s/ RICHARD G. SNOW, JR.
                                            ------------------------------------
                                                    Richard G. Snow, Jr.
                                              Vice President, General Counsel
                                                       and Secretary

Date: June 19, 2003

                                                                         ANNEX A

                             J.D. EDWARDS & COMPANY
                               ONE TECHNOLOGY WAY
                             DENVER, CO 80237-3000
                                 (303) 334-4000
                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about June 19, 2003, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share, of J.D. Edwards & Company, a Delaware corporation ("J.D. Edwards" or the "Company") (the "Shares"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Schedule 14D-9, which (including the exhibits thereto) is incorporated by reference herein. This Information Statement is being provided in connection with the possible appointment of persons designated by PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), or Jersey Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of PeopleSoft ("Purchaser"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section 1.3 of the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of June 16, 2003 (the "Merger Agreement"), among PeopleSoft, Purchaser and the Company, attached hereto as Exhibit(e)(1).

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, on June 19, 2003, Purchaser will commence a tender offer to acquire all of the issued and outstanding Shares. The offer is scheduled to expire at midnight, on July 17, 2003, unless the offer is extended. Following the successful completion of the offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company and the Company shall become a wholly owned subsidiary of PeopleSoft. After the first merger, J.D. Edwards will merge with and into PeopleSoft or a wholly owned subsidiary of PeopleSoft in a second merger. It is possible, however, that the acquisition of J.D. Edwards will be effected using an alternative structure. The Merger Agreement, a copy of which is filed as Exhibit(e)(1) to Schedule 14D-9, is incorporated herein by reference.

     The information contained in this Information Statement concerning PeopleSoft, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by PeopleSoft, and the Company assumes no responsibility for the accuracy or completeness of such information.

                            THE PEOPLESOFT DESIGNEES

     If Purchaser purchases at least a majority of the outstanding Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate a number of directors to the Board sufficient to give Purchaser proportionate representation on the Board ("Purchaser's Proportionate Representation"). The Purchaser's Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares purchased by Purchaser bears to the number of Shares issued and outstanding. Upon request by Purchaser, the Company will increase the size of the Board or use its best efforts to secure the resignations of the number of directors necessary to provide Purchaser with Purchaser's Proportionate Representation and will cause Purchaser's designees to be so elected; provided, however, that until the Effective Time of the Merger, the Board will have at least two directors (the "Independent Directors") who are directors as of the signing of the Merger Agreement (or failing the availability of one or both such directors, designees of the Board) and who are neither officers of the Company nor designees, affiliates or associates of PeopleSoft or the Purchaser.

     PeopleSoft and Purchaser have advised the Company that Purchaser's designees to the Board (the "PeopleSoft Designees") will be among the persons listed in Appendix E attached to the Prospectus. Appendix E includes the name, address, principal occupation or employment and five-year employment history with respect to each such person. PeopleSoft and Purchaser have advised the Company that each of the persons listed in Appendix E has consented to serve as a director of the Company if appointed or elected. PeopleSoft and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. PeopleSoft and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Appendix E or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between PeopleSoft, Purchaser and the Company that have been described in Schedule TO or Schedule 14D-9.

     PeopleSoft and Purchaser have advised the Company that, to the knowledge of PeopleSoft and Purchaser, none of the persons listed on Appendix E is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. PeopleSoft and Purchaser have also advised the Company that, to the knowledge of PeopleSoft and Purchaser, none of the persons listed in Appendix E was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the PeopleSoft Designees will assume office following the acceptance for purchase by Purchaser of the specified minimum number of Shares pursuant to the offer. The directors of Purchaser immediately prior to the effective time shall be the directors and officers of the surviving corporation at the effective time, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation until successors are duly elected or appointed and qualified.

                       INFORMATION CONCERNING THE SHARES

     The Shares are the only securities outstanding having the right to vote for the election of the Company's directors at a stockholder meeting if one were to be held. Each Share entitles its record holder to one vote. As of the close of business on May 28, 2003, there were 122,426,664 Shares issued and outstanding.

                      INFORMATION CONCERNING J.D. EDWARDS

     J.D. Edwards was incorporated in Colorado in 1977 and reincorporated in Delaware in 1997.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Shares as of May 28, 2003, by the following individuals or groups:

     - each person, or group of affiliated persons, known by the Company to beneficially own more than 5% of our outstanding stock;

     - each the Company's current directors;

     - the Company's Chief Executive Officer and each of its four most highly compensated executive officers in the fiscal year ended October 31, 2002; and

     - all of the Company's executive officers and directors as a group.

     The number and percentage of Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Shares as to which the individual or entity has voting power or investment power and any Shares that the individual has the right to acquire within 60 days of May 28, 2003 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the Shares shown as beneficially owned. Except as otherwise noted, the address for each stockholder on this table is c/o J.D. Edwards & Company, One Technology Way, Denver, Colorado 80237-3000.

     The percentage of beneficial ownership is based on 122,426,664 Shares outstanding as of May 28, 2003.

                                                                  OPTIONS
                                                                EXERCISABLE   TOTAL SHARES     PERCENT
                                                   SHARES        WITHIN 60    BENEFICIALLY   BENEFICIALLY
NAME                                            ACTUALLY HELD   DAYS(1)(2)      OWNED(1)        OWNED
----                                            -------------   -----------   ------------   ------------
Richard E. Allen(3)...........................      341,748        601,150        942,898           *
Kathleen J. Cunningham........................           --             --             --           *
Harry Debes...................................        2,740         43,333         46,073           *
Robert M. Dutkowsky...........................           --      634,375(4)       634,375           *
Gerald Harrison...............................       11,540         66,584         78,124           *
Delwin D. Hock................................       15,240         66,584         81,824           *
Michael J. Maples.............................       25,870         60,646         86,516           *
Trygve E. Myhren..............................       20,040         56,584         76,624           *
Robert C. Newman(5)...........................    7,426,854             --      7,426,854        6.07%
Richard Matthews..............................           --         70,019         70,019           *
Michael Madden................................        5,477        258,271        263,748           *
All directors and executive officers as a
  group (15 Persons including those Named
  above)......................................    7,884,943      2,231,763     10,116,706        8.12%

---------------

 *  Less than 1% of the Company's Common Stock

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares which the individual has the right to acquire within 60 days after May 28, 2003 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power or shares voting and investment power with his or her spouse with respect to the shares shown as beneficially owned.

(2) The amounts shown in this column represent shares of J.D. Edwards Common Stock that each person has the right to acquire as a result of the exercise of stock options within 60 days after May 28, 2003.

(3) Includes 299,011 shares held by the Allen Family Trust, 21,660 shares held by the Allen Family charitable Lead Trust, 3,200 shares held by the Allen Family Foundation, and 14,000 shares held of record by Mr. Allen's children.

(4) Includes options to purchase 84,375 shares of common stock and 50,000 shares of common stock underlying restricted stock purchase rights granted to Mr. Dutkowsky for which the repurchase rights have lapsed.

(5) Includes 4,651,619 shares held by Newkop Investments L.L.P., a company affiliated with Mr. Newman, 191,804 shares held of record by Mr. Newman's wife in each of the Judith Newman Grantor Retained Annuity Trusts 3 and 4, and 191,804 shares held of record by Mr. Newman in each of the Robert Newman Grantor Retained Annuity Trusts 3 and 4.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since December of 1998, Jones Lang LaSalle has represented the Company in certain real estate transactions, including as tenant representative in locating field offices and providing project management services for tenant build out of certain field offices. Ryan S. Cunningham, the stepson of Kathy Cunningham, who joined the Board of Directors in November 2002, is an employee of Jones Day, a division of Jones Lang LaSalle, in the Denver office. The broker services provided by the Jones Lang LaSalle division for which Ms. Cunningham's step son is employed are not paid for directly by the Company, but are reimbursed out of a sharing of commissions with the landlord's broker. Ms. Cunningham has not participated in any Board discussions with respect to the Jones Lang LaSalle relationship in the past, nor will she participate in any future discussions. Any future transactions between the Company and any director or executive officer will be subject to approval by a majority of the disinterested members of the Board.

           DIRECTORS AND EXECUTIVE OFFICERS OF J.D. EDWARDS & COMPANY

GENERAL

     J.D. Edwards currently has eight members on the Board with one vacancy. The Board is divided into three classes with each director serving a three-year term and one class being elected at each year's Annual Meeting of Stockholders. There are no family relationships among any of J.D. Edwards's directors or executive officers. Executive officers serve at the discretion of the Board.

     The following table and notes set forth the names, ages, positions held with J.D. Edwards and certain other information of all Company directors and executive officers as of the date of this Information Statement:

NAME                                     AGE                         POSITION
----                                     ---                         --------
Robert T. Dutkowsky(4).................  48    Chairman of the Board, President and Chief Executive
                                               Officer
Gerald Harrison(1)(4)..................  71    Director
Delwin Hock(1)(4)......................  68    Director
Richard E. Allen(3)....................  46    Director, Executive Vice President, Finance and
                                               Administration, and Chief Financial Officer
Kathleen J. Cunningham(1)(3)...........  56    Director
Robert C. Newman(3)(4).................  59    Director
Michael J. Maples(2)...................  60    Director
Trygve E. Myhren(2)(3).................  66    Director

NAME                                     AGE                         POSITION
----                                     ---                         --------
Leslie Wyatt...........................  53    Senior Vice President and Chief Marketing Officer
Harry Debes............................  52    Senior Vice President, Americas Sales and Consulting
                                               Services
Richard Mathews........................  38    Senior Vice President, International Sales and
                                               Consulting Services
David Siebert..........................  45    Group Vice President, WorldSoftware
Michael Madden.........................  40    Senior Vice President, Software Engineering and Chief
                                               Technology Officer
Pamela Saxton..........................  50    Vice President of Finance, Corporate Controller and
                                               Chief Accounting Officer
Richard Snow, Jr. .....................  58    Vice President, General Counsel and Secretary

---------------

(1) Member of the Audit Committee of the Board.

(2) Member of the Compensation Committee of the Board.

(3) Member of the Finance Committee of the Board.

(4) Member of the Governance and Nominations Committee of the Board.

     Robert M. Dutkowsky has been President and Chief Executive Officer and a member of the Board of Directors of the Company since January 2002. He has served as Chairman of the Board since March 2002. Mr. Dutkowsky joined J.D. Edwards from Teradyne, Inc., where he served as President of its Assembly Test Division from October through December 2001. From April 2000 through October 2001, Mr. Dutkowsky was Chairman, President, and Chief Executive Officer of GenRad, Inc., which was acquired by Teradyne in October 2001. Prior to joining GenRad in 2000, Mr. Dutkowsky was with EMC, where he served as Executive Vice President responsible for global sales, marketing, alliances, and customer service from October 1997 until its acquisition of Data General in 1999. He served as President of Data General in 1999 after its acquisition by EMC. Previously, Mr. Dutkowsky held management positions at IBM during his 20-year employment with that company. Mr. Dutkowsky holds a B.S. degree in Industrial and Labor Relations from Cornell University. He is a member of the Board of Directors of Network Associates, Inc.

     Gerald Harrison has served on the Board of Directors of J.D. Edwards since January 1997. He has been engaged in private research and writing since 1984. From 1982 to 1984, he was President and Chief Executive Officer of Stearns-Roger World Corporation, an engineering and construction firm, and for 14 years prior to that, he served in various other positions. Mr. Harrison holds an L.L.B. from the University of Colorado School of Law.

     Delwin D. Hock has served on the Board of Directors of J.D. Edwards since March 1997. He has been self-employed as a business consultant and private investor since July 1997. He retired from his positions as Chief Executive Officer of Public Service Company of Colorado, a utility services company, in January 1996 and as Chairman of the Board of Directors in July 1997. From September 1962 to January 1996, Mr. Hock held various management positions with the Public Service Company, including Chief Financial Officer, President and Chief Operating Officer, President and Chief Executive Officer, and Chairman. Mr. Hock received his B.S. in accounting from the University of Colorado. He is a member of the Board of Directors of Allied Motion Technologies, Inc. and American Century Investors.

     Richard E. Allen has served on the Board of Directors of J.D. Edwards since September 1991. Mr. Allen has been Executive Vice President, Finance and Administration, since May 2000. He has served as Chief Financial Officer and Assistant Secretary of J.D. Edwards since January 1990. Prior to his promotion to Executive Vice President, Mr. Allen served as Senior Vice President, Finance and Administration, from November 1997 through April 2000, as Vice President, Finance and Administration, from January 1990 through October 1997, and as Treasurer from January 1990 to April 2000. Mr. Allen acted as Controller of J.D. Edwards from August 1985 to September 1994 and as Secretary from March

1986 to January 1990. Mr. Allen holds a B.S. in Business Administration from Colorado State University, and is a member of the Board of Directors of World Technology Services, Inc.

     Kathleen J. Cunningham has served on the Board of Directors of J.D. Edwards since November 2002. Ms. Cunningham has been retired since August 2001. Ms. Cunningham has held various senior executive positions with several high technology companies, both publicly traded and privately held. She served as Chief Financial Officer, Treasurer and Assistant Corporate Secretary of Requisite Technology, Inc. from May 1999 to August 2001. From April 1992 to April 1999, Ms. Cunningham acted as Chief Operating Officer, Chief Financial Officer, Treasurer and Assistant Corporate Secretary of NxTrend Technology, Inc. Ms. Cunningham was Vice President Finance and Administration, Chief Financial Officer, Treasurer, and Assistant Corporate Secretary of Spatial Technology, Inc. from 1987 to 1991. Ms. Cunningham served as Vice President Finance, Chief Financial Officer and Treasurer of U.S. West Information Systems, Inc. from 1985 through 1987, and as Director and Assistant Treasurer, Financial Planning and Cash Management for U.S. West, Inc. from 1983 to 1985. Prior to her tenure with U.S. West, Ms. Cunningham acted as Vice President, Financial Planning and Vice President, Financial Institutions, for Intrawest Financial Corporation from 1981 to 1983, and from 1974 to 1981 she served as Senior Vice President, Chief Financial Officer, Treasurer and Assistant Corporate Secretary of GEFCO. Ms. Cunningham received a B.A. in economics and political science from the University of Wisconsin at Madison and an M.B.A. in Finance from the University of Denver.

     Robert C. Newman is one of the co-founders of the Company. He has been a member of the Board of Directors of J.D. Edwards since August 1978. He is currently on staff as a professor at the University of Denver and manages private investments through his firm, Greenwood Gulch Ventures LLC. From August 1978 until June 1997, he served in a number of management roles with J.D. Edwards, including Vice President of Complementary Technologies and Managing Director of J.D. Edwards & Company, Ltd. (U.K.). Dr. Newman holds a B.S. in industrial engineering from the University of California, Berkeley, an M.B.A. from the University of California, Los Angeles, and a Ph.D. in management from Golden Gate University.

     Michael J. Maples has been a director of J.D. Edwards since January 1997. Mr. Maples has been retired since July 1995 and is currently operating a ranch. From April 1988 to July 1995, Mr. Maples held various management positions at Microsoft Corporation, most recently as Executive Vice President of the Worldwide Products Group. Prior to that, he served as a Director of Software Strategy for IBM. Mr. Maples holds a B.S. in electrical engineering from Oklahoma University and an M.B.A. from Oklahoma City University. He is a member of the Board of Directors of Lexmark International, Inc. and NetIQ Corporation.

     Trygve E. Myhren has been a director of J.D. Edwards since January 1997. He is currently President of Myhren Media, Inc., a private investment firm concentrating in media, telecommunications and software, and other enabling technology. He is also a special limited partner of Megunticook Partners, LLC, which manages early stage venture funds. From November 1990 to March 1996, he served as President of The Providence Journal Company, a company that owned and managed newspapers, broadcast television stations, cable television systems, programming networks, and interactive and multimedia ventures. During this same time, he was also Chief Executive Officer of King Holdings, an owner and manager of broadcast and cable television properties. From 1981 to 1988, Mr. Myhren served as Chairman and Chief Executive Officer of American Television and Communications Corporation, a publicly traded subsidiary of Time, Inc. During 1986 and 1987, Mr. Myhren also served as Chairman of the National Cable Television Association. Mr. Myhren has a B.A. in political science and philosophy from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. He is a member of the Board of Directors of Advanced Marketing Services, Inc. and Dreyfus Founders Funds.

     Leslie Wyatt has been Senior Vice President and Chief Marketing Officer since February 2001. Mr. Wyatt most recently served as Senior Vice President, Worldwide Marketing, of Harbinger Corporation, an e-commerce software provider from October 1997 to January 2001. Before that he held various positions during his 17-year employment at Texas Instruments, including Director of Strategic Marketing for Texas Instruments Software. Mr. Wyatt holds a B.S. in software design from Arizona State University and an M.S. in computer science from Arizona State University.

     Harry Debes has been Senior Vice President, Americas Sales and Consulting Services, since August 2001. From May 2001 until August 2001, Mr. Debes served as a consultant to J.D. Edwards. Mr. Debes joined J.D. Edwards from GEAC Enterprise Solutions Americas, where he served as President of GEAC Americas from March 1999 to May 2001. Prior to that, he spent more than eight years as the managing director for GEAC Americas' Asia Pacific business. Mr. Debes holds a B.A. in history from the University of Toronto and an M.B.A. with an accounting major from McMaster University.

     Richard Mathews has been Senior Vice President, International, since May 2001. From March 2000 to May 2001 he was Vice President and Managing Director of J.D. Edwards Australia Pty Limited. He served as Chief Operating Officer, J.D. Edwards New Zealand Limited, from November 1, 1998, until its acquisition by J.D. Edwards in February 2000 and as General Manager of J.D. Edwards New Zealand Limited from September 1994 through October 1998. Mr. Mathews holds a bachelor of commerce in accounting and a B.S. in mathematics from the University of Otago in New Zealand.

     David Siebert has been Group Vice President, WorldSoftware, since June 2001. Mr. Siebert served as Group Vice President of Channel Operations from June 2000 to June 2001. From November 1997 to June 2000, he was Business Unit Director of the United States Central area. From May 1996 to November 1997, he was Industry Marketing Director and Director of Worldwide Marketing Consulting. Mr. Siebert holds a B.A. in business administration from Bethel College and an M.B.A. in operations management from DePaul University.

     Michael Madden has been Senior Vice President, Software Engineering, since January 2003 and Chief Technology Officer since August 2000. Prior to his promotion to Senior Vice President, Mr. Madden served as Group Vice President from September 2001 to January 2003. Prior to becoming Group Vice President, Mr. Madden served as Vice President, Development Technologies, and Director of Run-Time Technology and Design Tools. Mr. Madden joined J.D. Edwards in June 1998, coming from Digital Equipment Corporation, where he had spent the prior 12 years in various capacities, ending with a leadership position for DEC's mobile computing offerings. He holds a master's degree in electrical engineering and a bachelor's degree in applied mathematics, both from the University of New Hampshire.

     Pamela Saxton has been Vice President of Finance, Controller, and Chief Accounting Officer since joining J.D. Edwards in September 1994. Ms. Saxton spent the prior 20 years in various financial management positions with global public companies, including Cyprus Amax Minerals Company, Amax Gold Inc., and Petro-Lewis Corporation. Ms. Saxton holds a B.S. in accounting from the University of Colorado.

     Richard Snow, Jr., has been Vice President, General Counsel, and Secretary since joining J.D. Edwards in January 1990. He holds a B.S. in business administration from the University of California, Berkeley, and a J.D. from California Western University Law School.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors met, either in person or by telephone, 28 times during fiscal 2002, including 11 full Board meetings and 17 committee meetings. Overall attendance at the Board and committee meetings was 94%. Attendance was at least 82% for each director.

     The Board of Directors has Audit, Compensation, Finance, and Governance and Nominations Committees.

     The Audit Committee reviews and reports to the Board on the quality and performance of both the internal and external accountants and auditors, the reliability of financial information, and the adequacy of financial controls and policies. The committee also initiates and approves changes in any of these areas when necessary. All members of the Audit Committee are independent (as independence is defined in

Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards). The Audit Committee Report for fiscal 2002 and a copy of the Amended and Restated Audit Committee Charter were included as Appendix A to the Company's Proxy Statement for its Annual Meeting of Stockholders. The Audit Committee held seven meetings in fiscal 2002.

     The Compensation Committee reviews and reports to the Board on compensation and personnel policies and plans, including management development and succession plans, employee compensation and benefits, and administration of stock plans. The Compensation Committee held seven meetings in fiscal 2002.

     The Finance Committee reviews and reports to the Board on J.D. Edwards' capital structure, capital expenditures, financing arrangements, risk management, and long range financial planning. The Compensation Committee held one meeting in fiscal 2002.

     The Governance and Nominations Committee acts on behalf of the Board in between Board meetings on matters regarding corporate governance and nominations for membership to the Board. The Committee then reports any actions taken at the next regular Board meeting. The purpose of the Committee is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to shareholders and the Company and that the Company has and follows appropriate governance standards. The Compensation Committee held two meetings in fiscal 2002.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning total compensation received by the Chief Executive Officers and each of the other four most highly compensated executive officers who served in those capacities during fiscal 2002, or the Named Executive Officers, for services rendered to J.D. Edwards during the last three fiscal years. Robert M. Dutkowsky was appointed by the Board of Directors to the positions of President and Chief Executive Officer as of January 2, 2002, replacing C. Edward McVaney. Information pertaining to the Named Executive Officers' Employment Agreements with the Company is provided below under the heading "Agreements with Certain Executive Officers."

                                                                                     LONG-TERM COMPENSATION
                                          ANNUAL COMPENSATION                                AWARDS
                                          -------------------                      ---------------------------
                                                                                                    SECURITIES
                                            BASE                  OTHER ANNUAL      RESTRICTED      UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR    SALARY     BONUS       COMPENSATION     STOCK AWARDS      OPTIONS     COMPENSATION
---------------------------        ----   --------   --------     ------------     ------------     ----------   ------------
Richard E. Allen, Executive
  Vice...........................  2002   $346,000   $710,630(1)          --                --             --            --
  President and Chief
    Financial....................  2001    331,000     24,450             --                --         84,800            --
  Officer........................  2000    297,815     57,289             --                --        250,000            --
John H. Bonde, Former
  Executive......................  2002   $500,000   $202,000             --        $  237,400(3)          --            --
  Vice President and Chief.......  2001    371,212         --       $  5,122                --        250,000            --
  Operating Officer(2)...........    --         --         --             --                --             --            --
Harry Debes, Senior Vice
  President,.....................  2002   $350,000   $145,500             --                --             --            --
  Americas Sales(4)..............  2001     72,917    131,250             --                --         80,000      $118,086(5)
                                     --         --         --             --                --             --            --
Robert M. Dutkowsky, President
  and............................  2002   $539,205   $487,500       $181,119(7)     $1,589,000(8)   1,600,000            --
  Chief Executive Officer and....    --         --         --             --                --             --            --
  Chairman(6)....................    --         --         --             --                --             --            --
Michael R. Madden, Senior Vice...  2002   $290,000   $149,200(9)          --                --             --            --
  President, Software
    Engineering..................  2001    278,750    108,750             --                --         38,500            --
  and Chief Technology Officer...  2000    211,083    106,644             --                --        243,000            --
C. Edward McVaney, Former........  2002   $ 24,620         --             --                --             --      $125,000(10)
  President and Chief
    Executive....................  2001    120,000   $  4,800             --                --             --            --
  Officer and Chairman...........  2000    120,000         --             --                --             --            --

---------------

 (1) Includes Stay Bonus paid to Mr. Allen under the terms of his Employment Agreement in consideration for his remaining in the employment of the Company for the Initial Employment Term of 2 years. See description of Mr. Allen's Employment Agreement under "Agreements with Certain Executive Officers."

 (2) Mr. Bonde assumed the positions of Executive Vice President and Chief Operating Officer of the Company during fiscal 2001. Mr. Bonde received no compensation from the Company prior to that time. Mr. Bonde resigned from the Company as of December 31, 2002.

 (3) As of October 31, 2002, Mr. Bonde held restricted stock purchase rights with respect to 20,000 shares of Company Common Stock, valued at $237,000. The Company waived all restrictions related to the sale of the stock by Mr. Bonde pursuant to the terms of his Separation Agreement, effective as of December 31, 2002.

 (4) Mr. Debes assumed the position of Senior Vice President, Americas during fiscal 2001. Mr. Debes provided services to the Company on a consulting basis from May 20, 2001 through August 15, 2001. Mr. Debes was neither an employee nor a consultant to the Company and received no compensation from the Company prior to May 2001.

 (5) Compensation paid to Mr. Debes from May 20, 2001 through August 15, 2001 for services provided to the Company on a consulting basis.

 (6) Mr. Dutkowsky assumed the positions of President and Chief Executive Officer of the Company during fiscal 2002. Mr. Dutkowsky received no compensation from the Company prior to that time.

 (7) Includes $80,411 reimbursed to Mr. Dutkowsky for payment of taxes, and $90,708 reimbursed to Mr. Dutkowsky for payment of commuting and related expenses, and $10,000 reimbursed to Mr. Dutkowsky for payment of legal fees.

 (8) As of October 31, 2002, Mr. Dutkowsky held restricted stock purchase rights with respect to 100,000 shares of Company Common Stock, valued at $1,185,000. My. Dutkowsky may purchase the restricted stock for $.01 per share. The restrictions lapsed as to 50,000 shares on January 2, 2003, and will lapse as to 50,000 shares on January 2, 2004.

 (9) Includes Retention Bonus paid to Mr. Madden under the terms of his Employment Agreement in consideration for his remaining in the employment of the Company for the initial term of 3 years.

(10) Amount paid to Mr. McVaney pursuant to an arrangement in connection with his resignation as President and Chief Executive Officer in January 2002.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the Named Executive Officers, information concerning stock options granted during fiscal 2002.

                                             INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE VALUE
                            ---------------------------------------------------    AT ASSUMED ANNUAL RATES OF
                                          PERCENT OF                              STOCK PRICE APPRECIATION FOR
                              NO. OF     TOTAL OPTIONS                                   OPTION TERM(4)
                            SECURITIES    GRANTED TO                              -----------------------------
                            UNDERLYING     EMPLOYEES     EXERCISE
                             OPTIONS       IN FISCAL     PRICE PER   EXPIRATION
NAME                        GRANTED(1)      YEAR(2)        SHARE      DATE(3)          5%              10%
----                        ----------   -------------   ---------   ----------   -------------   -------------
Richard E. Allen..........         --           --            --           --              --              --
John H. Bonde.............         --           --            --           --              --              --
Harry Debes...............         --           --            --           --              --              --
Robert M. Dutkowsky(5)....    500,000        16.10%       $15.90       1/2/10      $3,795,771      $9,091,531
                            1,100,000        35.43%        15.90       1/2/10       8,350,696      20,001,368
Michael R. Madden.........         --           --            --           --              --              --
C. Edward McVaney.........         --           --            --           --              --              --

---------------

(1) The options in this table are nonqualified stock options granted under the J.D. Edwards 1997 Equity Incentive Plan and have exercise prices equal to the closing price of J.D. Edwards Common Stock on the date of grant. Except as otherwise noted, all options have 8-year terms and vest 25% on the first anniversary date of the grant and 1/48th each month thereafter.

(2) J.D. Edwards granted options to purchase 3,104,752 shares of Common Stock to employees in fiscal 2002.

(3) The options in this table may terminate before their expiration as a result of the termination of the optionee's status as an employee or upon the optionee's disability or death.

(4) Under rules promulgated by the SEC, the amounts in these two columns represent the hypothetical gain or option spread that would exist for the options in this table based on an assumed stock price appreciation from the date of grant until the end of the options' eight-year term at assumed annual rates of 5% and 10%. The 5% and 10% assumed annual rates of appreciation are specified in SEC rules and do not represent J.D. Edwards' estimate or projection of future stock price growth. There can be no assurance that the actual stock price appreciation over the 8-year option term will be at the assumed 5% and 10% annual rates of compounded stock appreciation or at any other defined rate.

(5) See discussion of Mr. Dutkowsky's Employment Agreement under "Agreements with Certain Executive Officers" for a description of the terms of Mr. Dutkowsky's stock option grants.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth, as to the Named Executive Officers, certain stock option information concerning the number of shares subject to both exercisable and unexercisable stock options and the value of the options as of October 31, 2002.

                                                       NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                             SHARES                 OPTIONS AT FISCAL YEAR END     AT FISCAL YEAR END($)(1)
                           ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                        EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   --------   -----------   -------------   -----------   -------------
Richard E. Allen.........        0            0       578,687          63,934     $1,688,386       $     0
John H. Bonde............        0            0        62,500         187,500              0             0
Harry Debes..............        0            0        28,333          51,667         24,366        44,433
Robert M. Dutkowsky......        0            0       429,688       1,170,312              0             0
Michael R. Madden........        0            0       204,427          90,073         49,300        32,300
C. Edward McVaney........       --           --            --              --             --            --

---------------

(1) Based on the fair market value of J.D. Edwards Common Stock at fiscal year end ($11.86) less the exercise price payable for the shares.

DIRECTOR COMPENSATION

     J.D. Edwards compensates each of its directors who is not an employee of J.D. Edwards or its subsidiaries as follows:

     - $15,000 per year as an annual retainer.

     - $1,500 for each Board meeting attended.

     - $500 for each Board conference call attended.

     - $1,500 for each committee meeting attended (directors do not receive a fee for a committee meeting attended that is held in conjunction with a Board meeting).

     - Committee chairmen received an additional $5,000.

     Additionally, non-employee directors may elect to receive stock options, instead of the cash amounts described above, to purchase shares of J.D. Edwards common stock having a fair market value equal to the cash compensation they otherwise would have received. Only one non-employee director in fiscal 2002 elected to receive stock options in lieu of cash compensation. Non-employee directors are also reimbursed for expenses incurred in attending meetings. J.D. Edwards does not separately compensate directors who are employees of J.D. Edwards or its subsidiaries.

     J.D. Edwards also grants each non-employee director non-qualified stock options to purchase 35,000 shares of J.D. Edwards common stock at the Annual Meeting at which the director is first elected to the Board and non-qualified stock options to purchase 10,000 shares of J.D. Edwards common stock each successive year he or she remains a director. Under the 1997 J.D. Edwards Equity Incentive Plan (the "1997 Plan"), these shares vest 25% on the first anniversary date of the grant and 1/48 each month thereafter. Vesting continues whether or not a non-employee director remains on the Board, and the options remain exercisable for their full term of 8 years. The exercise price for all options granted to non-employee directors is equal to the closing price of the common stock on the date of grant. Non-employee directors are also eligible to receive discretionary grants under the 1997 Plan. No discretionary grants were made to directors during fiscal 2002. See Proposal No. 2, "Approval of the 2003 J.D. Edwards & Company Equity Incentive Plan," for a description of the terms of options to be granted under the proposed 2003 J.D. Edwards & Company Equity Incentive Plan, if approved by stockholders.

                   AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS

     J.D. Edwards entered into an Employment Agreement with Richard E. Allen ("Mr. Allen"), dated August 1, 2000 but effective as of May 1, 2000, for an initial term (the "Initial Employment Term") of two years, which automatically renewed for an additional term of one year on May 1, 2002. Under the terms of his renewed agreement, Mr. Allen serves as Executive Vice President, Finance and Administration and Chief Financial Officer. Mr. Allen receives an annual base salary of $346,000 as well as annual bonus compensation of up to seventy-five percent (75%) of his base salary based upon achievement of certain objectives determined and approved by the Compensation Committee of the Board. Mr. Allen was awarded stock options to purchase 225,000 shares of J.D. Edwards common stock, at an exercise price of $13.0625 per share, the closing price of the common stock as of the date of the grant, when he initially entered into his Employment Agreement with the Company. Those options vested one hundred percent (100%) on May 1, 2002. Upon completion of the Initial Employment Term during fiscal 2002, Mr. Allen received a Stay Bonus equal to 100% of his on target earnings for the first year of the Initial Employment Term. Mr. Allen is entitled to severance payments in the event of his termination of employment for reasons other than for Cause, as defined in his Agreement. His Agreement will automatically renew for successive one-year periods unless either J.D. Edwards or Mr. Allen provides the other with written notice of intent not to renew no later than 30 days prior to the end of any period. Salary and bonus compensation, as well as subsequent option grants, if any, for renewal periods will be established by a written addendum to Mr. Allen's Employment Agreement to be approved by the Compensation Committee of the Board. Mr. Allen's Employment Agreement was amended on June 1, 2003 as set forth in Exhibit (e)(7), which is hereby incorporated by reference.

     J.D. Edwards entered into an Employment Agreement with Harry Debes ("Mr. Debes"), dated May 4, 2001 but effective as of August 16, 2001. Under the terms of his Agreement, Mr. Debes serves as Senior Vice President, Americas Sales and Consulting Services. Mr. Debes receives an annual base salary of $350,000, along with certain bonus compensation of up to seventy-five percent (75%) of his base salary based upon achievement of certain objectives determined and approved by the Compensation Committee of the Board. Mr. Debes was awarded stock options to purchase 80,000 shares of J.D. Edwards common stock on May 14, 2001, at an exercise price of $11.00 per share, the closing price of the common stock as of the date of the grant. In addition, Mr. Debes is entitled to receive a grant of options to purchase 50,000 shares of common stock, to be granted at fair market value, on the first day on which the price of J.D. Edwards common stock is at or above $24.00, as well as a grant of options to purchase 50,000 shares of common stock, to be granted at fair market value, on the first day on which the stock price is at or above $36.00. In the event Mr. Debes' employment with the Company terminates, all unvested options will be immediately forfeited, and Mr. Debes will have a period of three months following termination of employment to exercise any vested, but unexercised, options. Mr. Debes is eligible to participate in all employee benefits provided by the Company. In the event Mr. Debes' employment is terminated by the Company for Performance or Disability, as defined in his Agreement, Mr. Debes will be entitled to receive severance pay in the amount of his then current twelve months base salary, conditioned upon Mr. Debes signing a Separation Agreement with the Company in the form appended to his Employment Agreement. Should Mr. Debes voluntarily resign or be terminated for cause, as defined in his Employment Agreement, he will not be entitled to any severance pay. Mr. Debes' Agreement will automatically renew for successive one-year periods unless either J.D. Edwards or Mr. Debes provides the other with written notice of intent not to renew no later than 30 days prior to the end of any period.

     J.D. Edwards entered into an Employment Agreement with Robert M. Dutkowsky ("Mr. Dutkowsky"), dated and effective as of January 2, 2002, for a term of not less than two years. Under the terms of his Agreement, Mr. Dutkowsky serves as the President and Chief Executive Officer of the Company. Mr. Dutkowsky was appointed to the Board of Directors as of January 2, 2002, and was appointed Chairman of the Board at the Annual Meeting on March 26, 2002. Mr. Dutkowsky receives an annual base salary of $650,000, as well as bonus compensation of up to one hundred percent (100%) of his annual base salary, contingent upon Mr. Dutkowsky's continued employment with the Company and achievement of certain objectives determined and approved by the Compensation Committee of the Board.

Mr. Dutkowsky received guaranteed bonus payments of $162,500 on each of March 31, June 30, September 30, and December 31, 2002. In the event of Mr. Dutkowsky's death or disability, as defined in the Employment Agreement, or in the event he is terminated without cause, also as defined in his Agreement, Mr. Dutkowsky will receive certain guaranteed bonus payments. Mr. Dutkowsky was awarded stock options to purchase 1,100,000 shares of J.D. Edwards common stock on January 2, 2002, which vest as follows: (a) 275,000 on January 2, 2002; and
(b) 17,187.5 on the last day of each month, beginning in February, 2002. Mr. Dutkowsky was also awarded additional stock options to purchase 500,000 shares of J.D. Edwards common stock on January 2, 2002, which vest in full on the fifth anniversary of the effective date of the Agreement, or will vest earlier as follows: (a) 250,000 on the date on which the average fair market value of J.D. Edwards common stock, as defined in the Agreement, over any sixty consecutive trading days has reached (or exceeded) two times the original per share exercise price of the stock options; and (b) 250,000 on the date on which the average fair market value over any sixty consecutive trading days has reached (or exceeded) three times the original per share exercise price of the stock options. The exercise price of all of the above stock options is $15.90 per share, the closing price of the common stock as of the date of the grant. In addition, Mr. Dutkowsky was granted a right to purchase 100,000 shares of restricted common stock of the Company at a price of $.01 per share. The restrictions on Mr. Dutkowsky's restricted stock lapsed as to 50,000 shares on January 2, 2003, and the restrictions on the remaining 50,000 shares will lapse on January 2, 2004. Vesting is contingent upon his continued employment with the Company. If Mr. Dutkowsky voluntarily resigns from employment with the Company or is terminated for Cause as defined in his Agreement at any time during the initial employment term, his unvested stock options will be cancelled as of the date of his resignation or termination and Mr. Dutkowsky will have the right to exercise only those options which are vested as of the date of his resignation or termination. If Mr. Dutkowsky's employment is terminated by the Company without Cause or because of Mr. Dutkowsky's death or disability, all of his vested stock options and restricted stock, as well as any stock options or restricted stock that are due to vest within one year after such termination of employment, will become vested on the date of termination. In addition, if any of the share price goals of the stock options are attained within sixty days after such termination of employment, then the applicable stock options will vest on the date the goals are attained. Finally, if Mr. Dutkowsky's employment is terminated without Cause in connection with a Change in Control, as defined in his Agreement, all of Mr. Dutkowsky's unvested stock options will fully vest and the restrictions on his restricted stock will lapse on the date of termination of his employment. Mr. Dutkowsky will have a pe riod of six months following his termination of employment within which to exercise his vested stock options. Mr. Dutkowsky may participate in all employee benefits provided by the Company. Mr. Dutkowsky will be entitled to receive severance pay in an amount equal to two years of his then current base salary and two years of his Target Bonus, as defined in his Agreement, in the event his employment is terminated without Cause, contingent upon his entering into a Separation Agreement in the form appended to his Employment Agreement. Mr. Dutkowsky's Employment Agreement was amended on June 1, 2003 as set forth in Exhibit (e)(6), which is hereby incorporated by reference.

     J.D. Edwards entered into an Employment Agreement with Michael R. Madden ("Mr. Madden"), effective as of August 1, 2000 (the "Effective Date"), for a period of not less than three years. Under the terms of his Employment Agreement, Mr. Madden serves as Senior Vice President, Software Engineering and Chief Technology Officer. Mr. Madden receives an annual base salary of $290,000, as well as certain bonus compensation of up to 40% of his base salary contingent upon his achievement of certain objectives as determined by the Compensation Committee of the Board. In addition, under the terms of the Employment Agreement, the Company agreed to pay a total Retention Bonus of $275,000 to Mr. Madden, payable incrementally over the term of his Agreement as follows: 25% upon execution of the Agreement by Mr. Madden and 25% on each of the first, second, and third anniversaries of the Effective Date. Mr. Madden was awarded stock options to purchase 150,000 shares of J.D. Edwards common stock when he initially entered into his Employment Agreement with the Company, at an exercise price of $13.063 per share, the closing price of the common stock as of the date of the grant. Those options vested 25% on the Effective Date, and have continued to vest at a rate of 1/36 per month thereafter. Mr. Madden is eligible to participate in all employee benefits provided by the Company to its employees. Mr. Madden is entitled to receive severance payments in the amount of one year's then current base salary in the event of termination of his employment for Performance or Disability, as defined in his Agreement. If Mr. Madden's employment is terminated other than for Cause, Performance, or Disability, each as defined in his Agreement, he will be entitled to receive severance pay equal to one year's base salary and bonus compensation. Mr. Madden's Agreement will automatically renew for successive one-year periods unless either J.D. Edwards or Mr. Madden provides the other with written notice of intent not to renew no later than 30 days prior to the end of any period.

     J.D. Edwards maintains a Management Change in Control Plan in which the executive officers participate. The Company's Management Change in Control Plan provides for severance payments to be made to participants under circumstances which, following a change in control of J.D. Edwards, as defined in the Plan, are deemed to be an involuntary termination of such participant's employment with J.D. Edwards. The severance payments are determined based upon a formula that takes into account each participant's annual compensation at the time of involuntary termination and the average bonus received by a participant over the preceding three years.

            REPORT OF THE J.D. EDWARDS & COMPANY BOARD OF DIRECTORS COMPENSATION COMMITTEE FOR THE FISCAL YEAR ENDED OCTOBER 31, 2002

     The Compensation Committee of the Board has responsibility to review and report to the Board on compensation and personnel policies, programs and plans, including management development and succession plans, employee compensation and benefits, and administration of stock plans. The purpose of this report is to summarize the principles, specific program objectives, and other factors considered by the Committee in reaching its determinations regarding executive compensation.

EXECUTIVE COMPENSATION POLICIES

     The objectives of J.D. Edwards' executive compensation program are to:

     - Attract, retain, and motivate highly qualified executive talent.

     - Reward executives based on J.D. Edwards' performance.

     - Align the compensation and interests of executive officers with the long-term interests of J.D. Edwards stockholders.

     The Company's executive compensation program consists of base salary, cash bonuses, long-term incentives in the form of stock options and restricted stock purchase rights, and the benefit programs generally available to all full-time employees.

     The Compensation Committee reviews the base salaries of executive officers annually. In its recommendation of base salary adjustments, the Committee considers individual performance and experience, relative scope of responsibility, and company performance, as well as the base salaries paid to other executives in the competitive marketplace.

     J.D. Edwards offers a Company Bonus Plan (the "Bonus Plan"), an annual profit sharing plan designed to reward employees with bonus compensation of up to a certain predetermined percentage of their base compensation when profits exceed predefined thresholds. Under this Bonus Plan, participants are eligible to receive bonus awards equal to a certain percentage of their base compensation. The funding of the pool for this Bonus Plan is contingent upon the Company's achievement of certain predefined quarterly and annual profit margin thresholds. Funding is 50% formula driven and 50% discretionary. The Bonus Plan pool was funded and bonuses were paid at 50% for fiscal 2002 based upon achievement of profit margin thresholds.

     The Compensation Committee has approved a Performance Based Bonus Plan effective November 1, 2002, subject to approval of the stockholders of the Company at the Annual Meeting. Under this

Performance Plan, incentive compensation paid would be performance based for purposes of exemption from the limitations of Section 162(m) of the Internal Revenue Code, as amended (the "Code").

     Ownership of J.D. Edwards common stock is a key and fundamental element of executive compensation. Executive officers, as well as other employees, are eligible to receive stock option and restricted stock purchase rights grants under the J.D. Edwards 1997 Equity Incentive Plan. This plan permits the Board or the Compensation Committee to grant stock options to officers and employees on terms the Board or the Committee may determine. Options granted generally have a term of 8 years and vest 25% at the end of the first year and 1/48th each month thereafter until fully vested four years from the date of grant. Options to purchase a total of 3,104,752 shares were granted to employees in fiscal 2002.

     The Compensation Committee has approved a new 2003 Equity Incentive Plan, subject to approval of the stockholders of the Company at the Annual Meeting. If the stockholders approve the 2003 Equity Incentive Plan, it will replace the Company's 1997 Equity Incentive Plan, which will be terminated except with respect to outstanding awards previously granted thereunder.

     The J.D. Edwards 1997 Employee Stock Purchase Plans for U.S. and Non-U.S. Employees permit employees to acquire J.D. Edwards common stock through payroll deductions and promote broad-based equity participation throughout the company. The Committee believes that the stock plans align the interests of employees with the long-term interests of stockholders.

     J.D. Edwards maintains the J.D. Edwards & Company Retirement Savings Plan to provide retirement benefits to its employees. The 401(k) portion of the Retirement Savings Plan provides benefits through tax deferred salary deductions for its U.S. employees who meet certain eligibility requirements. J.D. Edwards generally matches 50% of an employee's eligible contributions up to a maximum match of 3% of eligible compensation. This match is discretionary. The profit sharing contribution portion of the Retirement Savings Plan is designed to be invested primarily in J.D. Edwards common stock for the benefit of the U.S. employees. Company contributions are determined by the Board, in its discretion, and, if made, may be in the form of cash or J.D. Edwards common stock.

CHIEF EXECUTIVE OFFICER COMPENSATION FOR FISCAL 2002

     Robert M. Dutkowsky has served as President and Chief Executive Officer of J.D. Edwards since January 2, 2002. Mr. Dutkowsky earned a base salary of $539,205 in fiscal 2002, which took into consideration factors including his performance and experience, scope of responsibility, and comparable salaries paid in the competitive marketplace. Mr. Dutkowsky received $487,500 in cash incentives in fiscal 2002, which were conditioned upon his continued employment with the Company. The Company also reimbursed Mr. Dutkowsky for certain expenses. See "Summary Compensation Table," for further details of the compensation paid to Mr. Dutkowsky during fiscal 2002. Mr. Dutkowsky received grants of stock options and restricted stock purchase rights as part of his Employment Agreement with the Company. The terms of the stock option and restricted stock purchase rights grants are detailed in the discussion of Mr. Dutkowsky's Employment Agreement, under the heading "Agreements with Certain Executive Officers." Mr. Dutkowsky did not participate in the Company's annual grant of stock options which occurred in December 2002. Also, during fiscal 2002, C. Edward McVaney served as President and Chief Executive Officer from November 1, 2001 until January 2, 2002. Mr. McVaney earned a base salary of $24,620 for the portion of fiscal 2002 during which he served. Mr. McVaney did not participate in J.D. Edwards' bonus incentive compensation plan. Mr. McVaney received no option grants during fiscal 2002. Mr. McVaney resigned from his positions as President and Chief Executive Officer of the Company as of January 2, 2002 and received separation pay of $125,000.

     Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

                                          Trygve Myhren, Chairman
                                          Michael J. Maples

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     J.D. Edwards' Compensation Committee was formed to review and report to the Board on compensation and personnel policies, programs and plans, including management development and succession plans, employee compensation and benefits, and administration of stock plans. The Committee is currently composed of Mr. Myhren and Mr. Maples. No interlocking relationship exists between any member of the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total return to stockholders on J.D. Edwards common stock with the cumulative total return of the S&P 500 Index and the Morgan Stanley Technology Index. The graph assumes that $100 was invested on October 31, 1997 in J.D. Edwards common stock, the S&P 500 Index, and the Morgan Stanley Technology Index, including reinvestment of dividends. No dividends have been declared or paid on J.D. Edwards common stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                AMONG J.D. EDWARDS & COMPANY, THE S&P 500 INDEX
                    AND THE MORGAN STANLEY TECHNOLOGY INDEX

                           (STOCK PERFORMANCE GRAPH)

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires J.D. Edwards' directors, executive officers, and holders of more than 10% of J.D. Edwards common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of J.D. Edwards. Except as described below, based solely upon a review of reports submitted and representations made to J.D. Edwards, we believe that, during fiscal 2002, our executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements except that Mr. Mathews filed one late report on Form 4 detailing option exercises and sales which occurred in March 2002, Mr. McVaney filed one late report on Form 5 detailing sales which took place in February and March 2002, and Jan Zapapas, a former director of the Company, filed an Initial Statement of Beneficial Ownership on Form 3 late in July 2002.

                                                             2725 Sand Hill Road
                                                             Suite 200
                                                             Menlo Park CA 94025
                                                             tel 650 234 5500
                                                             800 900 8930

(MORGAN STANLEY LOGO)
                                                                         ANNEX B

                                                                   June 15, 2003

Board of Directors
J.D. Edwards & Company
One Technology Way
Denver, CO 80237

Members of the Board:

     We understand that J.D. Edwards & Company ("J.D. Edwards" or the "Company"), PeopleSoft, Inc. ("PeopleSoft") and Jersey Acquisition Corporation, a wholly owned subsidiary of PeopleSoft ("Merger Sub"), propose to enter into an Amended and Restated Agreement and Plan of Merger, substantially in the form of the draft dated June 15, 2003 (the "Merger Agreement") to amend and restate that Merger Agreement dated June 1, 2003, among J.D. Edwards, PeopleSoft and Merger Sub (the "Original Merger Agreement"). The Merger Agreement which provides, among other things, for the commencement by Merger Sub of an exchange offer (the "Exchange Offer") for all outstanding shares of common stock, par value $0.001 per share, of J.D. Edwards (the "J.D. Edwards Common Stock") for value equal to $7.05 in cash plus 0.43 shares of common stock par value $0.001 per share, of PeopleSoft (the "PeopleSoft Common Stock") for each share of J.D. Edwards Common Stock, which value will consist of, at the holder's election, either cash or PeopleSoft Common Stock, pursuant to the formula set forth in the Merger Agreement and is subject to, among other things, pro ration between cash and PeopleSoft Common Stock (collectively, the "Merger Consideration") and, the subsequent merger (the "Merger") of Merger Sub with and into the Company followed by a merger of the Company with and into PeopleSoft. Pursuant to the Merger, the Company will become a wholly owned subsidiary of PeopleSoft and each issued and outstanding share of J.D. Edwards Common Stock, other than shares held in treasury or held by PeopleSoft or Merger Sub, or as to which dissenters' rights have been perfected, will be converted into the right to receive $7.05 in cash and 0.43 shares of PeopleSoft Common Stock. The terms and conditions of the Exchange Offer and Merger (collectively, the "Transaction") are more fully set forth in the Merger Agreement, including, among other things, the adoption of an alternative Merger structure in the event that the required tax opinions are not obtained in connection with the foregoing structure.

     You have asked for our opinion as to whether the Merger Consideration to be received by holders of shares of J.D. Edwards Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other business and financial information of J.D. Edwards and PeopleSoft, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning J.D. Edwards and PeopleSoft, prepared by the managements of J.D. Edwards and PeopleSoft, respectively;

(MORGAN STANLEY LOGO)

          (iii) discussed certain strategic, financial and operational benefits anticipated from the Transaction with the managements of J.D. Edwards and PeopleSoft and reviewed estimates of the strategic, operational and financial benefits, including, among other things, cost savings anticipated from the Transaction prepared by the managements of J.D. Edwards and PeopleSoft;

          (iv) reviewed the pro forma impact of the Transaction on the combined company's financial performance, including cash earnings per share, defined as earnings excluding non-cash charges and purchase accounting adjustments;

          (v) discussed the past and current operations and financial condition and the prospects of J.D. Edwards and PeopleSoft with senior executives of J.D. Edwards and PeopleSoft;

          (vi) reviewed the reported prices and trading activity for J.D. Edwards Common Stock and PeopleSoft Common Stock;

          (vii) compared the financial performance of J.D. Edwards and PeopleSoft and the prices and trading activity of the J.D. Edwards Common Stock and PeopleSoft Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

          (ix) discussed with the management of J.D. Edwards their strategic rationale for the Transaction and certain alternatives to the Transaction;

          (x) participated in discussions and negotiations among representatives of J.D. Edwards, PeopleSoft and their financial and legal advisors;

          (xi) reviewed the Offer to Purchase on Schedule TO, dated June 9, 2003, as amended (the "Oracle Offer") filed by Oracle Corporation ("Oracle") and discussed the Oracle Offer with representatives of PeopleSoft, J.D. Edwards and their financial and legal advisors;

          (xii) reviewed the Merger Agreement, the Original Merger Agreement and certain related documents;

          (xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, including certain estimates relating to the financial and operational benefits anticipated from the Transaction, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of J.D. Edwards and PeopleSoft, respectively. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, including among other things, that the Transaction will be treated as a tax free reorganization pursuant to the Internal Revenue Code of 1986, as amended (the "Code") or a tax free transaction governed by Section 351 of the Code. We note that on June 6, 2003, Oracle announced its intention to launch a tender offer for all outstanding PeopleSoft Common Stock and filed the Oracle Offer on June 9, 2003. In addition, we note that on June 13, 2003, the Board of Directors of PeopleSoft rejected the Oracle Offer.

     We have relied upon, without independent verification, the assessment by the managements of J.D. Edwards and PeopleSoft of: (i) the strategic, financial and other benefits expected to result from the Transaction; (ii) the timing and risks associated with the integration of J.D. Edwards and PeopleSoft; and (iii) the validity of, and risks associated with, J.D. Edwards's and PeopleSoft's existing and future

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

(MORGAN STANLEY LOGO)

technologies, intellectual property, products, services and business models. We have not made any independent valuation or appraisal of the assets, liabilities or technology of J.D. Edwards and PeopleSoft, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

     We have acted as financial advisor to the Board of Directors of J.D. Edwards in connection with this transaction and will receive a fee for our services. In the ordinary course of our business we may actively trade the securities of J.D. Edwards, PeopleSoft and Oracle for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and its affiliates have provided financial advisory and financing services for the Company and for Oracle and have received fees for the rendering of these services. Additionally, in the past, Morgan Stanley has provided financial advisory services for PeopleSoft but did not receive a fee for these services.

     It is understood that this letter is for the information of the Board of Directors of J.D. Edwards and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by J.D. Edwards in respect of this transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the PeopleSoft Common Stock will trade following the consummation of the Transaction, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of J.D. Edwards should tender or elect in connection with the Transaction nor how the stockholders of J.D. Edwards should vote at the stockholders' meeting, if any, to be held in connection with the Transaction.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by holders of J.D. Edwards Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:   /s/ NICHOLAS DEJ. OSBORNE
                                            ------------------------------------
                                                   Nicholas deJ. Osborne
                                                     Managing Director

                                       B-3